FORM SE

BEST AVAILABLE COPY

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

*Asset-Backed Pass Through Certificates Series 2005-R2

Ameriquest Mortgage Securities Inc.	**0001321383**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, July 14, 2005, Series 2005-R2	**333-121781-02**

Name of Person Filing the Document
(If Other than the Registrant)


05061294

PROCESSED
JUL 2 1 2005
THOMSON
FINANCIAL


SEC MAIL PROCESSING
RECEIVED
JUL 1 8 2005
WASH, D.C.
209
SECTION

[TPW: NYLEGAL:315639.2] 16882-00224 07/14/2005 07:22 PM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 15, 2005

AMERIQUEST MORTGAGE SECURITIES INC.



By: ____________________

Name: John P. Grazer

Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R2

FOR ADDITIONAL INFORMATION PLEASE CALL:

UBS Securities LLC

Asset Backed Finance

Shahid Quraishi	212-713-2728
Ketan Parekh	212-713-4228
Obi Nwokorie	212-713-3270
Glenn McIntyre	212-713-3180
Martin Priest	212-713-3153
Patrick Fitzsimonds	212-713-6271
Anthony Beshara	212-713-2804
Verdi Contente	212-713-2713
Jennie Tom	212-713-4701
Elizabeth Szondy	212-713-6263

ABS Trading & Syndicate

Jack McCleary	212-713-4330
Stuart Lippman	212-713-2946
Joe Ruttle	212-713-2252

Rating Agency Contacts

Standard & Poor's

George Kimmel	212-438-1575

Moody's

Navneet Agarwal	212-553-3674

Fitch

John Roglieri	212-908-0723

DBRS

Quincy Tang	212-635-3277

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



DESCRIPTION OF THE GROUP III COLLATERAL

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	1,442	321,195,514.14	100.00	358	41.87	7.758	607	81.36
Total:	**1,442**	**321,195,514.14**	**100.00**	**358**	**41.87**	**7.758**	**607**	**81.36**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	1,442	321,195,514.14	100.00	358	41.87	7.758	607	81.36
Total:	**1,442**	**321,195,514.14**	**100.00**	**358**	**41.87**	**7.758**	**607**	**81.36**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



DESCRIPTION OF THE GROUP III COLLATERAL

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
September 1, 2006	1	189,282.55	0.06	354	31.00	8.400	582	82.61
October 1, 2006	1	146,663.63	0.05	355	39.00	7.990	592	89.19
November 1, 2006	9	1,928,766.07	0.60	356	44.04	7.910	589	75.25
December 1, 2006	37	8,288,341.86	2.58	356	44.52	7.597	605	85.96
January 1, 2007	77	12,142,255.48	3.78	358	38.31	7.804	609	83.60
February 1, 2007	1,313	298,189,979.55	92.84	358	41.94	7.758	607	81.18
March 1, 2007	4	310,225.00	0.10	360	35.63	9.091	593	77.09
Total:	**1,442**	**321,195,514.14**	**100.00**	**358**	**41.87**	**7.758**	**607**	**81.36**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



DESCRIPTION OF THE GROUP III COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
3.250 - 3.499	2	947,837.17	0.30	359	31.85	5.901	626	86.84
3.500 - 3.749	1	427,094.36	0.13	359	46.00	6.250	611	90.00
3.750 - 3.999	3	1,082,436.60	0.34	359	33.17	6.093	602	84.34
4.000 - 4.249	5	1,218,588.96	0.38	359	40.82	6.888	614	89.36
4.250 - 4.499	31	7,170,345.63	2.23	359	44.22	7.812	616	80.10
4.500 - 4.749	7	2,255,690.62	0.70	359	43.55	6.968	733	88.66
4.750 - 4.999	49	13,356,225.60	4.16	359	39.19	6.560	724	84.50
5.000 - 5.249	70	20,263,252.91	6.31	359	43.88	7.082	688	83.42
5.250 - 5.499	93	25,866,062.67	8.05	359	42.02	6.902	665	83.54
5.500 - 5.749	118	31,308,540.41	9.75	359	39.14	7.059	646	82.98
5.750 - 5.999	189	44,906,797.57	13.98	358	41.40	7.446	618	83.31
6.000 – 6.249	464	99,377,694.89	30.94	357	42.73	7.835	586	82.39
6.250 - 6.499	114	21,843,380.65	6.80	358	40.69	8.616	568	80.95
6.500 - 6.749	196	32,808,131.74	10.21	357	43.17	9.117	539	76.55
6.750 - 6.999	100	18,363,434.36	5.72	357	41.53	9.033	527	68.15
Total:	**1,442**	**321,195,514.14**	**100.00**	**358**	**41.87**	**7.758**	**607**	**81.36**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



DESCRIPTION OF THE GROUP III COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	32	15,083,101.71	4.70	359	36.72	5.789	687	80.61
6.000 - 6.499	45	22,156,262.71	6.90	359	42.04	6.251	664	81.26
6.500 - 6.999	254	74,118,223.69	23.08	358	42.25	6.792	630	81.48
7.000 - 7.499	156	33,173,258.29	10.33	357	41.79	7.243	614	83.03
7.500 - 7.999	317	64,925,792.79	20.21	357	42.01	7.765	599	82.71
8.000 - 8.499	137	26,432,266.27	8.23	357	41.76	8.266	586	80.54
8.500 - 8.999	218	42,129,556.77	13.12	358	42.82	8.791	575	79.65
9.000 - 9.499	77	13,214,748.89	4.11	356	42.08	9.248	577	81.54
9.500 - 9.999	107	15,939,347.42	4.96	357	41.25	9.733	561	78.17
10.000 - 10.499	35	4,868,907.54	1.52	359	44.91	10.299	568	80.93
10.500 - 10.999	33	4,791,118.30	1.49	359	45.49	10.696	542	82.51
11.000 - 11.499	15	2,162,954.23	0.67	359	34.80	11.258	561	85.05
11.500 - 11.999	13	1,618,404.56	0.50	354	40.16	11.738	526	77.49
12.000 - 12.499	2	171,675.90	0.05	358	35.40	12.363	529	75.00
12.500 - 12.999	1	409,895.07	0.13	359	36.00	12.500	539	83.67
Total:	**1,442**	**321,195,514.14**	**100.00**	**358**	**41.87**	**7.758**	**607**	**81.36**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



DESCRIPTION OF THE GROUP III COLLATERAL

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming	1,270	189,375,004.37	47.34	355	41.97	8.127	600	82.58
Non-Conforming	427	210,659,367.43	52.66	357	41.06	6.976	644	79.42
Total:	**1,697**	**400,034,371.80**	**100.00**	**356**	**41.49**	**7.521**	**623**	**80.92**

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.500 - 11.999	32	15,083,101.71	4.70	359	36.72	5.789	687	80.61
12.000 - 12.499	45	22,156,262.71	6.90	359	42.04	6.251	664	81.26
12.500 - 12.999	254	74,118,223.69	23.08	358	42.25	6.792	630	81.48
13.000 - 13.499	156	33,173,258.29	10.33	357	41.79	7.243	614	83.03
13.500 - 13.999	317	64,925,792.79	20.21	357	42.01	7.765	599	82.71
14.000 - 14.499	137	26,432,266.27	8.23	357	41.76	8.266	586	80.54
14.500 - 14.999	218	42,129,556.77	13.12	358	42.82	8.791	575	79.65
15.000 - 15.499	77	13,214,748.89	4.11	356	42.08	9.248	577	81.54
15.500 - 15.999	107	15,939,347.42	4.96	357	41.25	9.733	561	78.17
16.000 - 16.499	35	4,868,907.54	1.52	359	44.91	10.299	568	80.93
16.500 - 16.999	33	4,791,118.30	1.49	359	45.49	10.696	542	82.51
17.000 - 17.499	15	2,162,954.23	0.67	359	34.80	11.258	561	85.05
17.500 - 17.999	13	1,618,404.56	0.50	354	40.16	11.738	526	77.49
18.000 - 18.499	2	171,675.90	0.05	358	35.40	12.363	529	75.00
18.500 - 18.999	1	409,895.07	0.13	359	36.00	12.500	539	83.67
Total:	**1,442**	**321,195,514.14**	**100.00**	**358**	**41.87**	**7.758**	**607**	**81.36**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material,), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



DESCRIPTION OF THE GROUP III COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	650	151,806,350.73	37.95	355	41.04	7.888	620	80.29
12	40	14,742,669.01	3.69	358	39.29	6.595	684	73.96
24	9	2,989,563.25	0.75	359	41.01	8.107	608	83.81
30	6	1,335,952.01	0.33	359	41.52	8.371	620	81.49
36	992	229,159,836.80	57.29	357	41.94	7.325	622	81.74
Total:	**1,697**	**400,034,371.80**	**100.00**	**356**	**41.49**	**7.521**	**623**	**80.92**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material,), was prepared solely by UBS Securities LLC (,UBS,), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R2

DESCRIPTION OF THE GROUP III COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
8A	120	43,289,472.58	10.82	353	40.34	6.220	739	79.98
7A	128	40,539,752.25	10.13	355	42.81	6.633	694	81.82
6A	124	33,766,125.38	8.44	354	41.30	6.768	668	82.04
5A	146	40,310,582.51	10.08	358	38.96	6.995	649	83.61
4A	162	38,849,705.46	9.71	357	40.63	7.486	631	84.87
3A	133	31,711,057.39	7.93	357	43.17	7.542	611	82.55
2A	416	87,324,135.98	21.83	357	41.86	7.779	579	81.77
A	123	25,292,428.32	6.32	358	40.08	8.515	572	81.50
B	208	35,872,285.91	8.97	357	44.17	9.121	542	76.67
C	121	20,039,042.46	5.01	356	41.38	8.975	529	70.53
D	16	3,039,783.56	0.76	359	40.16	9.333	519	55.63
Total:	**1,697**	**400,034,371.80**	**100.00**	**356**	**41.49**	**7.521**	**623**	**80.92**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family	1,414	335,423,926.08	83.85	356	41.39	7.500	624	80.86
Pud	115	29,952,918.87	7.49	355	43.54	7.497	617	82.67
Two-to-Four Family	52	14,886,296.49	3.72	358	41.83	7.609	640	78.19
Condominium	55	12,269,599.96	3.07	358	38.87	7.638	621	82.23
Single Family Attached	28	3,578,498.08	0.89	359	41.45	8.262	597	82.60
Manufactured Housing	24	2,201,413.82	0.55	359	41.76	8.149	604	70.66
Pud Attached	9	1,721,718.50	0.43	359	41.24	8.209	603	85.78
Total:	**1,697**	**400,034,371.80**	**100.00**	**356**	**41.49**	**7.521**	**623**	**80.92**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction *and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.*



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R2

DESCRIPTION OF THE GROUP III COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	1,618	384,241,253.27	96.05	356	41.66	7.516	622	80.91
Non-Owner Occupied	57	10,829,607.71	2.71	356	35.95	7.622	655	80.37
Second Home	22	4,963,510.82	1.24	339	40.52	7.715	668	82.62
Total:	**1,697**	**400,034,371.80**	**100.00**	**356**	**41.49**	**7.521**	**623**	**80.92**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	1,244	298,686,685.77	74.67	356	41.48	7.349	625	81.38
Limited Documentation	232	54,980,459.38	13.74	357	40.37	7.821	611	80.69
Stated Documentation	221	46,367,226.65	11.59	358	42.93	8.278	626	78.18
Total:	**1,697**	**400,034,371.80**	**100.00**	**356**	**41.49**	**7.521**	**623**	**80.92**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	1,590	375,738,728.44	93.93	356	41.56	7.526	622	80.93
Refinance-Debt Consolidation No Cash Out***	101	22,287,335.76	5.57	357	40.43	7.498	641	80.76
Purchase	6	2,008,307.60	0.50	359	40.14	6.893	636	79.40
Total:	**1,697**	**400,034,371.80**	**100.00**	**356**	**41.49**	**7.521**	**623**	**80.92**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material), was prepared solely by UBS Securities LLC (UBS), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



DESCRIPTION OF THE GROUP III COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
CALIFORNIA	271	114,721,629.62	28.68	358	41.08	6.901	639	79.44
NEW YORK	112	37,593,941.91	9.40	359	41.86	7.447	641	77.77
FLORIDA	172	36,662,847.88	9.16	354	40.41	7.861	607	82.25
MARYLAND	81	23,245,557.42	5.81	352	41.87	7.468	617	81.65
NEW JERSEY	65	16,061,776.01	4.02	355	43.03	7.972	618	77.98
MICHIGAN	80	13,378,681.84	3.34	358	41.03	7.747	597	84.39
PENNSYLVANIA	65	12,275,662.38	3.07	355	46.07	7.941	610	81.69
ILLINOIS	72	11,494,290.60	2.87	357	42.30	8.348	615	81.29
TEXAS	87	10,089,845.44	2.52	346	40.86	8.699	589	79.26
GEORGIA	61	10,053,610.06	2.51	355	41.79	8.742	608	85.04
CONNECTICUT	37	9,548,867.87	2.39	359	40.13	7.460	614	79.77
COLORADO	30	9,362,371.28	2.34	359	45.00	7.315	634	81.14
WASHINGTON	32	8,782,608.04	2.20	352	42.28	7.383	624	84.36
MASSACHUSETTS	20	7,744,586.09	1.94	359	40.15	6.482	632	85.15
NEVADA	22	6,949,432.66	1.74	359	43.94	7.529	628	79.91
OHIO	54	6,419,260.79	1.60	358	42.12	7.943	592	85.43
MINNESOTA	29	6,195,890.66	1.55	359	39.40	7.762	608	84.63
WISCONSIN	40	5,687,327.85	1.42	357	41.88	8.294	606	81.58
ARIZONA	25	4,436,490.76	1.11	359	38.94	7.806	610	81.88
ALABAMA	32	4,130,396.51	1.03	357	36.64	7.674	645	86.54
TENNESSEE	35	4,092,700.57	1.02	356	41.40	7.929	611	83.48
RHODE ISLAND	12	4,010,646.17	1.00	359	45.08	6.958	629	71.12
MISSOURI	30	3,770,298.03	0.94	339	39.08	7.629	620	82.15
NORTH CAROLINA	22	3,085,877.46	0.77	359	41.14	8.574	611	84.94
LOUISIANA	21	3,051,787.15	0.76	353	35.44	8.252	591	83.15
OREGON	14	2,806,005.79	0.70	359	40.57	7.847	613	81.28
INDIANA	22	2,784,484.13	0.70	352	38.90	8.413	625	84.93
UTAH	15	2,475,832.64	0.62	359	42.61	7.030	618	84.33
HAWAII	7	2,271,796.86	0.57	359	44.65	7.187	627	80.21
NEW HAMPSHIRE	10	2,095,207.07	0.52	359	44.02	7.741	672	83.00
SOUTH CAROLINA	14	1,974,304.74	0.49	336	43.53	8.363	609	83.67
KANSAS	16	1,857,081.57	0.46	356	39.15	7.851	635	83.44
MISSISSIPPI	15	1,722,976.63	0.43	359	42.58	8.053	595	86.27
MAINE	14	1,604,710.32	0.40	353	42.32	8.524	600	72.44
IDAHO	5	1,300,124.71	0.33	359	40.41	6.787	639	83.78
NEBRASKA	13	1,161,895.14	0.29	359	42.03	7.895	630	88.00
KENTUCKY	8	1,018,809.84	0.25	336	42.28	7.285	696	87.17
OKLAHOMA	9	980,989.47	0.25	336	39.92	7.997	620	87.03
IOWA	9	770,318.49	0.19	359	42.40	8.633	602	82.96
ARKANSAS	7	589,668.68	0.15	326	36.48	8.936	611	86.21
ALASKA	2	464,084.51	0.12	357	39.88	7.956	604	77.11
SOUTH DAKOTA	2	361,764.18	0.09	359	30.33	8.361	573	81.11
DELAWARE	3	348,500.13	0.09	359	48.69	8.838	561	85.09
VERMONT	2	277,428.03	0.07	359	49.00	7.787	630	83.08
WYOMING	2	234,300.76	0.06	359	38.54	8.459	623	84.24
MONTANA	1	87,703.06	0.02	359	39.00	9.100	505	75.00
Total:	**1,697**	**400,034,371.80**	**100.00**	**356**	**41.49**	**7.521**	**623**	**80.92**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



DESCRIPTION OF THE GROUP III COLLATERAL

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 20.00	49	15,301,875.61	3.83	346	13.48	7.460	623	76.24
20.01 - 25.00	52	13,188,579.02	3.30	355	23.21	6.993	630	79.21
25.01 - 30.00	133	29,280,274.67	7.32	356	28.08	7.456	623	81.20
30.01 - 35.00	170	34,330,216.00	8.58	357	32.95	7.570	629	80.70
35.01 - 40.00	238	51,136,757.56	12.78	357	38.27	7.549	622	80.43
40.01 - 45.00	344	81,020,877.01	20.25	355	43.35	7.522	625	81.35
45.01 - 50.00	582	137,830,506.90	34.45	357	48.22	7.473	627	82.10
50.01 - 55.00	129	37,945,285.03	9.49	358	53.18	7.871	604	78.82
Total:	**1,697**	**400,034,371.80**	**100.00**	**356**	**41.49**	**7.521**	**623**	**80.92**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material), was prepared solely by UBS Securities LLC (UBS), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



DESCRIPTION OF THE GROUP III COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
500 - 519	74	13,355,590.63	3.34	356	41.25	9.023	511	69.22
520 - 539	140	24,238,499.36	6.06	357	44.02	9.305	529	75.42
540 - 559	212	39,052,984.56	9.76	358	40.57	8.422	552	80.50
560 - 579	210	45,590,989.11	11.40	357	41.26	7.950	569	81.97
580 - 599	180	35,204,071.25	8.80	355	43.24	7.974	589	79.18
600 - 619	163	37,909,340.52	9.48	356	43.19	7.639	609	82.44
620 - 639	182	42,213,449.19	10.55	357	40.64	7.523	629	84.63
640 - 659	156	42,891,010.01	10.72	358	39.37	7.018	649	83.06
660 - 679	126	34,105,879.44	8.53	354	41.25	6.803	669	82.05
680 - 699	94	29,916,582.66	7.48	356	41.99	6.682	688	81.73
700 - 719	71	24,305,872.15	6.08	352	40.89	6.417	709	80.13
720 - 739	38	11,422,240.10	2.86	356	40.47	6.489	729	83.72
740 - 759	28	11,502,817.09	2.88	355	40.52	6.071	748	80.44
760 - 779	15	5,196,439.83	1.30	346	46.10	6.083	772	76.77
780 - 799	5	1,576,676.32	0.39	359	44.40	6.171	789	77.14
800 - 819	3	1,551,929.58	0.39	359	36.70	5.927	803	60.82
Total:	**1,697**	**400,034,371.80**	**100.00**	**356**	**41.49**	**7.521**	**623**	**80.92**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material), was prepared solely by UBS Securities LLC (UBS), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R2

DESCRIPTION OF THE GROUP III COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 25.00	1	80,718.66	0.02	356	44.00	6.750	604	13.53
25.01 - 30.00	1	83,284.47	0.02	357	32.00	6.700	717	26.11
30.01 - 35.00	2	514,781.50	0.13	359	45.85	6.725	663	30.49
35.01 - 40.00	5	513,467.96	0.13	324	44.37	8.408	660	37.87
40.01 - 45.00	6	1,309,221.63	0.33	324	23.41	7.108	685	42.99
45.01 - 50.00	12	1,966,309.31	0.49	359	40.06	8.043	597	47.83
50.01 - 55.00	18	3,277,701.40	0.82	359	41.41	8.826	540	52.56
55.01 - 60.00	41	9,434,859.74	2.36	356	44.74	7.866	606	58.06
60.01 - 65.00	57	13,875,453.41	3.47	358	41.13	7.190	615	62.74
65.01 - 70.00	70	19,365,692.77	4.84	353	40.06	7.275	615	68.00
70.01 - 75.00	204	50,980,752.59	12.74	355	39.47	7.681	603	73.51
75.01 - 80.00	205	58,687,155.97	14.67	356	41.15	7.146	634	78.69
80.01 - 85.00	404	95,508,070.29	23.87	357	42.12	7.644	619	83.68
85.01 - 90.00	626	136,851,484.95	34.21	357	42.05	7.546	631	89.18
90.01 - 95.00	45	7,585,417.15	1.90	354	43.20	7.534	686	93.75
Total:	**1,697**	**400,034,371.80**	**100.00**	**356**	**41.49**	**7.521**	**623**	**80.92**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R2

DESCRIPTION OF THE GROUP III COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	103	50,150,689.18	12.54	357	38.74	5.803	706	77.48
6.000 - 6.499	65	32,800,078.72	8.20	355	42.59	6.251	677	80.02
6.500 - 6.999	308	90,451,405.72	22.61	355	41.64	6.772	640	81.78
7.000 - 7.499	179	36,872,839.91	9.22	357	41.70	7.241	620	83.43
7.500 - 7.999	350	71,291,938.41	17.82	356	41.50	7.762	602	82.62
8.000 - 8.499	152	28,740,566.04	7.18	356	41.52	8.257	591	80.78
8.500 - 8.999	230	43,520,486.57	10.88	358	42.83	8.789	576	79.70
9.000 - 9.499	81	13,901,335.13	3.48	354	42.06	9.244	578	81.85
9.500 – 9.999	116	16,998,753.39	4.25	357	41.37	9.737	562	77.79
10.000 - 10.499	38	5,130,583.35	1.28	357	45.14	10.298	568	80.48
10.500 - 10.999	40	5,483,428.63	1.37	354	44.49	10.700	541	82.05
11.000 - 11.499	17	2,341,393.50	0.59	359	35.31	11.255	561	85.03
11.500 - 11.999	14	1,694,323.50	0.42	349	40.64	11.732	526	77.53
12.000 - 12.499	3	246,654.68	0.06	359	40.44	12.268	524	70.44
12.500 - 12.999	1	409,895.07	0.10	359	36.00	12.500	539	83.67
Total:	**1,697**	**400,034,371.80**	**100.00**	**356**	**41.49**	**7.521**	**623**	**80.92**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R2

DESCRIPTION OF THE GROUP III COLLATERAL

Principal Balances as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	398	31,691,489.32	7.92	347	39.62	8.703	592	78.63
100,000.01 - 150,000.00	379	47,086,605.10	11.77	356	42.06	8.244	601	83.98
150,000.01 - 200,000.00	215	36,926,179.39	9.23	357	41.81	8.008	602	83.92
200,000.01 - 250,000.00	134	30,014,017.60	7.50	357	43.46	8.002	604	84.05
250,000.01 - 300,000.00	75	20,429,188.70	5.11	353	42.29	7.915	602	81.84
300,000.01 - 350,000.00	57	18,389,137.57	4.60	359	42.10	7.600	594	81.48
350,000.01 - 400,000.00	118	44,544,931.81	11.14	357	42.18	6.955	633	79.32
400,000.01 - 450,000.00	78	32,922,490.95	8.23	359	42.43	7.024	638	81.52
450,000.01 - 500,000.00	79	37,887,031.93	9.47	358	40.70	6.919	652	78.99
500,000.01 - 550,000.00	43	22,671,698.58	5.67	355	39.18	7.016	641	78.58
550,000.01 - 600,000.00	55	31,977,067.42	7.99	357	40.42	7.069	650	80.94
600,000.01 - 650,000.00	16	9,998,202.63	2.50	359	45.17	6.832	672	80.66
650,000.01 - 700,000.00	25	16,889,495.86	4.22	357	41.42	7.014	647	76.96
700,000.01 - 750,000.00	23	16,925,513.58	4.23	359	38.40	7.222	636	78.57
800,000.01 - 850,000.00	1	802,199.08	0.20	359	48.00	5.990	687	57.36
850,000.01 - 900,000.00	1	879,122.28	0.22	359	43.00	5.990	619	80.00
Total:	**1,697**	**400,034,371.80**	**100.00**	**356**	**41.49**	**7.521**	**623**	**80.92**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
61 - 120	3	355,235.01	0.09	118	35.97	8.052	677	83.80
121 - 180	23	3,026,810.09	0.76	179	34.91	7.844	619	77.10
181 - 240	18	2,822,572.06	0.71	239	33.46	7.158	677	74.72
241 - 300	6	1,788,692.36	0.45	299	46.00	6.464	707	80.80
301 - 360	1,647	392,041,062.28	98.00	359	41.59	7.526	623	80.99
Total:	**1,697**	**400,034,371.80**	**100.00**	**356**	**41.49**	**7.521**	**623**	**80.92**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R2

DESCRIPTION OF THE GROUP III COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2/6 MONTH LIBOR	1,442	321,195,514.14	80.29	358	41.87	7.758	607	81.36
Fixed	255	78,838,857.66	19.71	349	39.95	6.556	689	79.10
Total:	**1,697**	**400,034,371.80**	**100.00**	**356**	**41.49**	**7.521**	**623**	**80.92**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	398	31,721,638.00	7.92	347	39.62	8.703	592	78.63
100,000.01 - 150,000.00	379	47,126,351.00	11.77	356	42.06	8.244	601	83.98
150,000.01 - 200,000.00	215	36,958,035.00	9.23	357	41.81	8.008	602	83.92
200,000.01 - 250,000.00	133	29,788,551.00	7.44	357	43.49	8.007	605	84.02
250,000.01 - 300,000.00	76	20,696,952.00	5.17	353	42.24	7.908	601	81.92
300,000.01 - 350,000.00	57	18,406,519.00	4.60	359	42.10	7.600	594	81.48
350,000.01 - 400,000.00	117	44,189,655.00	11.04	357	42.17	6.958	633	79.22
400,000.01 - 450,000.00	79	33,357,162.00	8.33	359	42.44	7.018	638	81.62
450,000.01 - 500,000.00	79	37,932,072.00	9.47	358	40.71	6.918	652	78.99
500,000.01 - 550,000.00	43	22,717,250.00	5.67	355	39.19	7.016	641	78.59
550,000.01 - 600,000.00	55	32,004,128.00	7.99	357	40.42	7.069	650	80.94
600,000.01 - 650,000.00	16	10,008,400.00	2.50	359	45.17	6.832	672	80.67
650,000.01 - 700,000.00	25	16,904,676.00	4.22	357	41.42	7.014	647	76.96
700,000.01 - 750,000.00	23	16,940,889.00	4.23	359	38.40	7.222	636	78.57
800,000.01 - 850,000.00	1	803,000.00	0.20	359	48.00	5.990	687	57.36
850,000.01 - 900,000.00	1	880,000.00	0.22	359	43.00	5.990	619	80.00
Total:	**1,697**	**400,435,278.00**	**100.00**	**356**	**41.49**	**7.521**	**623**	**80.92**

*Based on the original balances of the Mortgage Loans.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material), was prepared solely by UBS Securities LLC (UBS), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R2

DESCRIPTION OF THE GROUP III COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Cut-off Date. Balances and percentages are based on the Cut-Off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	1,697		
Aggregate Current Principal Balance:	$400,034,371.80		
Average Current Principal Balance:	$235,730.33		$59,771.53- $879,122.28
Aggregate Original Principal Balance:	$400,435,278.00		
Average Original Principal Balance:	$235,966.58		$60,000.00 - $880,000.00
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. MORTGAGE Rates:	7.521%		5.500% - 12.500%
Wtd. Avg. Original Term to Maturity (months):	357		120 - 360
Wtd. Avg. Remaining Term to Maturity (months):	356		116 – 360
Margin (ARM Loans Only):	5.799%		3.250% - 6.750%
Maximum Mortgage Rate (ARM Loans Only):	13.758%		11.500% - 18.500%
Minimum Mortgage Rate (ARM Loans Only):	7.758%		5.500% - 12.500%
Wtd. Avg. Original LTV:	80.92%		13.53% - 95.00%
Wtd. Avg. Borrower FICO:	623		500 – 805
Geographic Distribution (Top 5):	CA:	28.68%	
	NY:	9.40%	
	FL:	9.16%	
	MD:	5.81%	
	NJ:	4.02%	

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R2

DESCRIPTION OF THE GROUP II COLLATERAL

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	2,102	319,686,576.63	100.00	356	38.16	7.761	602	79.33
Total:	**2,102**	**319,686,576.63**	**100.00**	**356**	**38.16**	**7.761**	**602**	**79.33**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	2,102	319,686,576.63	100.00	356	38.16	7.761	602	79.33
Total:	**2,102**	**319,686,576.63**	**100.00**	**356**	**38.16**	**7.761**	**602**	**79.33**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R2

DESCRIPTION OF THE GROUP II COLLATERAL

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
August 1, 2006	2	275,280.98	0.09	353	31.68	8.626	541	75.21
September 1, 2006	4	840,894.74	0.26	354	42.75	8.546	559	86.06
October 1, 2006	3	448,942.92	0.14	355	47.69	9.504	583	87.80
November 1, 2006	16	2,771,251.97	0.87	356	38.47	7.394	603	81.79
December 1, 2006	57	8,266,940.37	2.59	348	41.14	7.826	603	80.50
January 1, 2007	113	15,061,131.88	4.71	355	37.49	7.748	605	80.65
February 1, 2007	1,902	291,424,438.77	91.16	357	38.09	7.757	602	79.17
March 1, 2007	5	597,695.00	0.19	360	37.13	8.111	622	79.53
Total:	**2,102**	**319,686,576.63**	**100.00**	**356**	**38.16**	**7.761**	**602**	**79.33**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



DESCRIPTION OF THE GROUP II COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
3.000 - 3.249	1	269,718.10	0.08	359	46.00	5.750	637	90.00
3.500 - 3.749	11	2,445,095.67	0.76	359	36.18	6.308	637	83.08
3.750 - 3.999	15	3,504,208.49	1.10	359	39.09	6.321	626	79.84
4.000 - 4.249	12	2,380,850.61	0.74	359	31.37	6.296	626	82.39
4.250 - 4.499	36	7,899,053.61	2.47	359	37.60	7.420	625	81.77
4.500 - 4.749	7	662,246.33	0.21	359	36.98	6.994	710	70.10
4.750 - 4.999	82	13,846,582.90	4.33	356	39.18	6.488	723	82.73
5.000 - 5.249	125	22,131,067.83	6.92	355	38.15	6.768	686	83.71
5.250 - 5.499	139	23,149,407.88	7.24	356	36.74	6.820	659	83.80
5.500 - 5.749	189	32,306,220.38	10.11	355	39.01	6.983	645	83.30
5.750 - 5.999	208	31,312,727.72	9.79	357	37.59	7.334	617	82.57
6.000 - 6.249	559	85,559,125.89	26.76	357	36.97	7.883	586	80.90
6.250 - 6.499	153	21,903,687.84	6.85	356	38.75	8.597	566	77.29
6.500 - 6.749	309	40,398,629.42	12.64	357	39.90	8.913	538	73.49
6.750 - 6.999	256	31,917,953.96	9.98	356	39.69	9.029	531	67.88
Total:	**2,102**	**319,686,576.63**	**100.00**	**356**	**38.16**	**7.761**	**602**	**79.33**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	86	17,864,969.39	5.59	354	35.57	5.828	681	81.12
6.000 - 6.499	162	32,687,177.85	10.22	357	39.29	6.275	653	83.09
6.500 - 6.999	340	61,344,060.33	19.19	357	37.41	6.732	636	81.99
7.000 - 7.499	194	31,569,926.99	9.88	356	39.43	7.268	610	79.92
7.500 - 7.999	370	59,382,117.04	18.58	357	38.38	7.783	590	79.80
8.000 - 8.499	195	26,320,711.84	8.23	358	38.96	8.255	567	75.53
8.500 - 8.999	296	40,422,172.86	12.64	354	36.28	8.744	569	77.53
9.000 - 9.499	129	14,821,891.03	4.64	358	40.10	9.245	559	75.82
9.500 - 9.999	172	19,502,642.20	6.10	358	39.03	9.741	555	74.71
10.000 -10.499	56	5,536,930.17	1.73	357	37.45	10.234	553	76.84
10.500 - 10.999	69	7,252,623.75	2.27	355	39.89	10.750	554	76.84
11.000 - 11.499	11	873,604.30	0.27	359	37.88	11.242	548	65.54
11.500 - 11.999	15	1,428,699.34	0.45	351	39.08	11.743	541	77.63
12.000 - 12.499	6	619,064.06	0.19	359	41.99	12.296	555	76.35
12.500 - 12.999	1	59,985.48	0.02	359	22.00	12.750	538	32.43
Total:	**2,102**	**319,686,576.63**	**100.00**	**356**	**38.16**	**7.761**	**602**	**79.33**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R2

DESCRIPTION OF THE GROUP II COLLATERAL

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming	2,610	399,949,678.02	100.00	352	37.91	7.552	620	78.96
Total:	**2,610**	**399,949,678.02**	**100.00**	**352**	**37.91**	**7.552**	**620**	**78.96**

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.500 - 11.999	86	17,864,969.39	5.59	354	35.57	5.828	681	81.12
12.000 - 12.499	162	32,687,177.85	10.22	357	39.29	6.275	653	83.09
12.500 - 12.999	340	61,344,060.33	19.19	357	37.41	6.732	636	81.99
13.000 - 13.499	194	31,569,926.99	9.88	356	39.43	7.268	610	79.92
13.500 - 13.999	370	59,382,117.04	18.58	357	38.38	7.783	590	79.80
14.000 - 14.499	195	26,320,711.84	8.23	358	38.96	8.255	567	75.53
14.500 - 14.999	296	40,422,172.86	12.64	354	36.28	8.744	569	77.53
15.000 - 15.499	129	14,821,891.03	4.64	358	40.10	9.245	559	75.82
15.500 - 15.999	172	19,502,642.20	6.10	358	39.03	9.741	555	74.71
16.000 - 16.499	56	5,536,930.17	1.73	357	37.45	10.234	553	76.84
16.500 - 16.999	69	7,252,623.75	2.27	355	39.89	10.750	554	76.84
17.000 - 17.499	11	873,604.30	0.27	359	37.88	11.242	548	65.54
17.500 - 17.999	15	1,428,699.34	0.45	351	39.08	11.743	541	77.63
18.000 - 18.499	6	619,064.06	0.19	359	41.99	12.296	555	76.35
18.500 - 18.999	1	59,985.48	0.02	359	22.00	12.750	538	32.43
Total:	**2,102**	**319,686,576.63**	**100.00**	**356**	**38.16**	**7.761**	**602**	**79.33**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material), was prepared solely by UBS Securities LLC (UBS), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



DESCRIPTION OF THE GROUP II COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	976	150,927,102.23	37.74	352	38.66	7.920	614	78.02
12	52	12,475,866.04	3.12	348	37.60	6.420	691	76.50
24	1	94,940.75	0.02	359	11.00	9.250	655	89.63
30	6	1,085,369.36	0.27	359	43.21	7.137	657	83.11
36	1,575	235,366,399.64	58.85	352	37.44	7.377	620	79.66
Total:	**2,610**	**399,949,678.02**	**100.00**	**352**	**37.91**	**7.552**	**620**	**78.96**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



DESCRIPTION OF THE GROUP II COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
8A	263	45,976,665.09	11.50	338	37.40	6.233	738	79.93
7A	212	39,034,549.02	9.76	351	37.37	6.513	693	81.61
6A	187	31,955,371.49	7.99	348	35.74	6.779	669	80.29
5A	241	40,715,817.17	10.18	352	38.73	6.909	649	82.47
4A	212	32,623,032.54	8.16	353	38.82	7.186	630	83.02
3A	178	27,211,967.23	6.80	354	36.81	7.452	612	79.45
2A	504	75,666,344.33	18.92	355	36.73	7.931	579	81.42
A	165	24,451,073.83	6.11	356	37.04	8.443	574	78.64
B	334	42,160,352.18	10.54	357	40.66	8.964	540	73.82
C	269	34,476,181.39	8.62	354	39.48	8.921	535	69.43
D	45	5,678,323.75	1.42	355	41.96	9.224	521	58.96
Total:	**2,610**	**399,949,678.02**	**100.00**	**352**	**37.91**	**7.552**	**620**	**78.96**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family	2,026	308,316,818.96	77.09	352	37.68	7.555	618	79.63
Two-to-Four Family	109	27,544,448.57	6.89	357	39.84	7.283	647	73.21
Pud	156	25,542,103.18	6.39	351	38.88	7.635	609	79.71
Manufactured Housing	168	16,794,861.15	4.20	346	37.42	8.031	611	71.38
Condominium	94	15,054,097.97	3.76	351	38.04	7.130	642	81.15
Single Family Attached	44	4,768,881.20	1.19	356	38.67	8.034	619	82.57
Pud Attached	13	1,928,466.99	0.48	359	36.26	7.678	608	82.81
Total:	**2,610**	**399,949,678.02**	**100.00**	**352**	**37.91**	**7.552**	**620**	**78.96**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R2

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	2,466	379,740,118.45	94.95	352	38.25	7.532	619	79.03
Non-Owner Occupied	113	16,016,529.46	4.00	350	31.46	8.031	639	77.51
Second Home	31	4,193,030.11	1.05	359	32.29	7.513	636	77.38
Total:	**2,610**	**399,949,678.02**	**100.00**	**352**	**37.91**	**7.552**	**620**	**78.96**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	1,891	292,052,007.04	73.02	351	38.12	7.344	625	79.52
Limited Documentation	392	59,157,798.18	14.79	353	36.36	7.827	603	80.45
Stated Documentation	327	48,739,872.80	12.19	356	38.58	8.464	613	73.75
Total:	**2,610**	**399,949,678.02**	**100.00**	**352**	**37.91**	**7.552**	**620**	**78.96**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	2,469	378,972,098.00	94.75	352	37.94	7.562	619	78.87
Refinance-Debt Consolidation No Cash Out***	136	20,148,532.43	5.04	351	38.11	7.390	629	80.46
Purchase	5	829,047.59	0.21	359	23.39	7.130	685	81.98
Total:	**2,610**	**399,949,678.02**	**100.00**	**352**	**37.91**	**7.552**	**620**	**78.96**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
CALIFORNIA	235	53,131,038.40	13.28	355	39.77	7.122	610	74.73
FLORIDA	342	46,547,917.81	11.64	350	38.24	7.548	612	78.98
NEW YORK	123	30,318,742.95	7.58	355	40.20	7.390	639	75.95
TEXAS	219	21,917,942.89	5.48	333	37.31	8.243	607	76.83
MARYLAND	105	18,771,579.76	4.69	356	39.27	7.323	616	79.36
NEW JERSEY	96	18,188,689.67	4.55	353	39.70	8.268	616	74.30
MASSACHUSETTS	67	15,189,355.96	3.80	357	36.88	6.307	642	79.42
MICHIGAN	122	14,909,532.82	3.73	354	36.97	7.685	605	80.95
PENNSYLVANIA	108	14,881,144.63	3.72	351	36.55	7.521	627	82.51
GEORGIA	98	13,363,605.72	3.34	353	38.24	8.410	611	81.00
MINNESOTA	68	12,035,040.67	3.01	351	37.33	7.300	637	82.60
ILLINOIS	74	11,984,223.46	3.00	357	37.73	8.051	623	81.59
WASHINGTON	65	11,165,641.77	2.79	353	35.09	7.166	640	82.24
OHIO	83	10,612,942.44	2.65	353	36.56	7.584	605	82.02
WISCONSIN	69	10,349,532.53	2.59	355	40.61	7.986	619	80.86
ARIZONA	55	7,989,397.13	2.00	354	36.67	7.418	619	81.48
INDIANA	68	7,806,762.16	1.95	349	34.90	7.919	613	81.18
CONNECTICUT	44	7,652,810.74	1.91	352	39.47	7.401	616	76.22
MISSOURI	54	6,157,751.72	1.54	345	38.83	7.701	615	84.08
NEVADA	31	5,920,787.76	1.48	359	37.49	7.315	627	77.74
NEW HAMPSHIRE	32	5,797,717.86	1.45	353	36.09	7.496	631	79.79
ALABAMA	54	5,326,857.88	1.33	335	33.63	7.791	649	81.78
TENNESSEE	54	5,189,617.41	1.30	355	37.70	7.716	617	81.70
COLORADO	28	5,103,436.10	1.28	359	31.24	7.750	609	83.26
MAINE	33	4,557,640.81	1.14	352	37.65	7.967	608	78.23
RHODE ISLAND	19	3,724,413.08	0.93	349	36.49	6.843	640	76.81
LOUISIANA	29	3,627,671.77	0.91	348	33.31	7.991	610	80.39
OREGON	23	3,410,993.77	0.85	356	38.15	6.779	674	82.81
OKLAHOMA	33	3,060,854.08	0.77	345	36.14	7.993	599	81.13
UTAH	17	2,863,869.73	0.72	359	36.66	6.807	659	87.01
NORTH CAROLINA	27	2,842,309.05	0.71	340	38.43	8.186	622	81.36
MISSISSIPPI	23	2,207,260.94	0.55	353	34.37	8.215	607	80.29
SOUTH CAROLINA	18	2,056,828.60	0.51	353	33.89	8.297	596	78.95
NEBRASKA	18	1,749,726.98	0.44	359	39.33	8.194	626	84.83
KANSAS	15	1,463,646.84	0.37	359	37.28	8.129	624	76.51
DELAWARE	9	1,461,088.51	0.37	316	40.19	6.746	681	81.52
HAWAII	5	1,446,849.39	0.36	358	38.59	7.365	651	80.02
IOWA	11	1,240,665.93	0.31	327	35.72	8.279	584	84.96
ARKANSAS	8	1,048,484.16	0.26	359	31.55	7.720	609	72.29
KENTUCKY	9	711,706.77	0.18	359	27.73	7.659	626	79.76
SOUTH DAKOTA	6	679,853.70	0.17	359	27.81	6.573	685	77.29
WYOMING	4	455,211.43	0.11	359	40.30	8.572	624	73.08
VERMONT	2	311,173.95	0.08	359	25.69	7.647	624	89.87
IDAHO	3	289,262.19	0.07	294	38.03	6.853	701	82.36
ALASKA	2	245,817.41	0.06	359	41.63	7.506	652	83.48
MONTANA	2	182,278.69	0.05	299	28.01	7.732	608	72.86
Total:	**2,610**	**399,949,678.02**	**100.00**	**352**	**37.91**	**7.552**	**620**	**78.96**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R2

DESCRIPTION OF THE GROUP II COLLATERAL

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 20.00	276	38,635,477.87	9.66	347	15.04	7.588	626	78.34
20.01 - 25.00	271	36,550,722.86	9.14	352	22.83	7.591	625	78.85
25.01 - 30.00	183	26,269,582.21	6.57	349	28.29	7.452	621	78.22
30.01 - 35.00	272	39,546,294.07	9.89	349	33.18	7.422	620	78.51
35.01 - 40.00	345	51,553,803.99	12.89	351	37.93	7.446	627	78.81
40.01 - 45.00	458	73,436,816.88	18.36	354	43.09	7.549	620	80.04
45.01 - 50.00	643	109,053,301.48	27.27	353	48.21	7.399	629	80.26
50.01 - 55.00	162	24,903,678.66	6.23	357	52.87	8.648	550	72.95
Total:	**2,610**	**399,949,678.02**	**100.00**	**352**	**37.91**	**7.552**	**620**	**78.96**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R2

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
500 - 519	156	19,665,158.95	4.92	356	41.51	8.913	508	67.49
520 - 539	242	31,713,519.99	7.93	355	41.34	9.001	528	73.25
540 - 559	309	43,018,200.86	10.76	355	38.63	8.527	551	76.26
560 - 579	284	39,688,871.00	9.92	356	36.13	8.169	569	79.35
580 - 599	223	32,320,688.95	8.08	355	36.90	8.162	588	79.96
600 - 619	224	35,142,416.82	8.79	355	37.62	7.571	609	79.85
620 - 639	240	36,166,723.32	9.04	352	38.07	7.286	629	82.81
640 - 659	258	43,528,695.28	10.88	352	38.73	6.979	648	81.70
660 - 679	193	33,108,899.47	8.28	348	35.36	6.826	669	80.17
680 - 699	157	29,009,616.60	7.25	350	36.99	6.527	689	81.06
700 - 719	124	22,941,457.53	5.74	346	38.71	6.384	710	80.79
720 - 739	80	14,287,985.87	3.57	337	37.52	6.269	728	83.17
740 - 759	66	9,475,958.94	2.37	340	36.48	6.222	748	78.27
760 - 779	42	7,693,301.23	1.92	343	35.44	6.233	770	77.98
780 - 799	10	1,969,162.01	0.49	310	34.04	5.907	788	75.23
800 - 819	2	219,021.20	0.05	359	45.19	7.029	811	86.64
Total:	**2,610**	**399,949,678.02**	**100.00**	**352**	**37.91**	**7.552**	**620**	**78.96**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



DESCRIPTION OF THE GROUP II COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 25.00	5	429,124.99	0.11	267	32.14	8.681	640	15.90
25.01 - 30.00	3	481,701.87	0.12	358	23.92	6.071	710	27.11
30.01 - 35.00	6	532,214.88	0.13	314	31.37	8.898	600	32.20
35.01 - 40.00	11	1,296,280.85	0.32	339	38.31	7.482	646	37.01
40.01 - 45.00	12	1,590,959.65	0.40	325	34.91	7.740	628	42.43
45.01 - 50.00	30	3,210,517.98	0.80	345	39.80	8.877	563	47.67
50.01 - 55.00	65	8,749,400.26	2.19	355	40.70	8.081	596	52.91
55.01 - 60.00	94	11,033,007.79	2.76	353	37.66	8.161	577	58.60
60.01 - 65.00	133	17,627,175.26	4.41	352	39.16	8.032	585	63.32
65.01 - 70.00	158	23,553,368.06	5.89	352	36.57	7.660	610	68.04
70.01 - 75.00	428	60,875,780.22	15.22	353	38.54	8.000	582	73.73
75.01 - 80.00	522	78,527,119.05	19.63	345	37.65	7.250	635	78.77
80.01 - 85.00	434	71,543,888.34	17.89	355	36.93	7.537	621	83.73
85.01 - 90.00	662	112,980,520.50	28.25	354	38.30	7.320	639	89.15
90.01 - 95.00	47	7,518,618.32	1.88	353	39.11	7.079	708	94.20
Total:	**2,610**	**399,949,678.02**	**100.00**	**352**	**37.91**	**7.552**	**620**	**78.96**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R2

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	210	43,178,069.41	10.80	344	35.94	5.834	707	77.97
6.000 - 6.499	277	55,270,248.17	13.82	349	38.58	6.249	674	81.49
6.500 - 6.999	421	73,084,147.83	18.27	354	37.29	6.734	645	81.55
7.000 - 7.499	225	35,810,409.66	8.95	351	38.71	7.270	619	79.62
7.500 - 7.999	421	65,767,995.42	16.44	354	38.32	7.779	595	79.66
8.000 - 8.499	228	29,979,002.65	7.50	355	38.75	8.252	574	75.79
8.500 - 8.999	313	42,063,539.14	10.52	353	36.45	8.743	570	77.59
9.000 - 9.499	143	16,181,858.98	4.05	356	39.59	9.247	561	75.77
9.500 - 9.999	190	21,148,105.48	5.29	353	39.25	9.743	555	74.49
10.000 –10.499	61	5,961,115.43	1.49	350	37.22	10.234	560	77.23
10.500 - 10.999	79	7,907,449.59	1.98	351	39.76	10.752	555	75.93
11.000 - 11.499	15	1,133,863.01	0.28	353	40.58	11.234	552	64.47
11.500 - 11.999	19	1,712,843.64	0.43	346	40.13	11.767	539	76.63
12.000 - 12.499	7	691,044.13	0.17	359	42.72	12.281	554	77.22
12.500 - 12.999	1	59,985.48	0.01	359	22.00	12.750	538	32.43
Total:	**2,610**	**399,949,678.02**	**100.00**	**352**	**37.91**	**7.552**	**620**	**78.96**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.


AMERIQUEST
MORTGAGE COMPANY

DESCRIPTION OF THE GROUP II COLLATERAL

Principal Balances as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	846	65,264,971.35	16.32	343	35.21	8.617	595	75.31
100,000.01 - 150,000.00	673	83,541,427.73	20.89	350	37.43	7.691	617	79.24
150,000.01 - 200,000.00	451	78,129,655.98	19.53	354	38.47	7.388	620	78.91
200,000.01 - 250,000.00	278	61,910,250.99	15.48	353	38.05	7.176	628	80.29
250,000.01 - 300,000.00	186	50,801,895.63	12.70	355	39.30	7.143	629	80.88
300,000.01 - 350,000.00	140	45,256,781.10	11.32	357	39.32	7.155	629	79.26
350,000.01 - 400,000.00	20	7,216,219.52	1.80	356	40.16	6.990	647	80.12
400,000.01 - 450,000.00	5	2,141,713.61	0.54	358	44.76	7.457	616	78.08
450,000.01 - 500,000.00	7	3,361,165.36	0.84	359	39.35	7.253	685	83.24
500,000.01 - 550,000.00	2	1,038,983.06	0.26	359	39.48	6.103	678	84.57
600,000.01 - 650,000.00	2	1,286,613.69	0.32	359	32.42	7.933	650	77.00
Total:	**2,610**	**399,949,678.02**	**100.00**	**352**	**37.91**	**7.552**	**620**	**78.96**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
61 - 120	6	508,059.05	0.13	119	30.25	8.238	636	75.34
121 - 180	80	8,771,693.18	2.19	179	34.18	7.297	669	73.75
181 - 240	62	7,504,920.66	1.88	239	36.48	7.166	654	79.51
241 - 300	21	3,482,275.70	0.87	299	34.25	6.256	691	75.99
301 - 360	2,441	379,682,729.43	94.93	359	38.07	7.576	618	79.10
Total:	**2,610**	**399,949,678.02**	**100.00**	**352**	**37.91**	**7.552**	**620**	**78.96**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2/6 MONTH LIBOR	2,102	319,686,576.63	79.93	356	38.16	7.761	602	79.33
Fixed	508	80,263,101.39	20.07	333	36.93	6.719	690	77.48
Total:	**2,610**	**399,949,678.02**	**100.00**	**352**	**37.91**	**7.552**	**620**	**78.96**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	846	65,333,916.00	16.32	343	35.21	8.616	595	75.31
100,000.01 - 150,000.00	673	83,634,126.00	20.89	349	37.43	7.690	617	79.24
150,000.01 - 200,000.00	450	78,007,424.00	19.48	354	38.45	7.393	620	78.88
200,000.01 - 250,000.00	278	61,920,987.00	15.47	353	38.05	7.175	628	80.28
250,000.01 - 300,000.00	187	51,103,882.00	12.76	355	39.33	7.138	629	80.93
300,000.01 - 350,000.00	139	44,954,501.00	11.23	357	39.29	7.155	629	79.20
350,000.01 - 400,000.00	21	7,574,128.00	1.89	356	40.33	6.999	646	80.46
400,000.01 - 450,000.00	5	2,144,500.00	0.54	358	44.75	7.457	616	78.08
450,000.01 - 500,000.00	7	3,364,192.00	0.84	359	39.35	7.253	685	83.24
500,000.01 - 550,000.00	2	1,040,000.00	0.26	359	39.48	6.103	678	84.57
600,000.01 - 650,000.00	2	1,287,500.00	0.32	359	32.42	7.933	650	77.00
Total:	**2,610**	**400,365,156.00**	**100.00**	**352**	**37.91**	**7.552**	**620**	**78.96**

*Based on the original balances of the Mortgage Loans.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R2

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Cut-off Date. Balances and percentages are based on the Cut-Off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	2,610		
Aggregate Current Principal Balance:	$399,949,678.02		
Average Current Principal Balance:	$153,237.42		$58,804.65- $649,626.02
Aggregate Original Principal Balance:	$400,365,156.00		
Average Original Principal Balance:	$153,396.61		$60,000.00 - $650,000.00
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. MORTGAGE Rates:	7.552%		5.500% - 12.750%
Wtd. Avg. Original Term to Maturity (months):	353		120 - 360
Wtd. Avg. Remaining Term to Maturity (months):	352		116 – 360
Margin (ARM Loans Only):	5.823%		3.000% - 6.750%
Maximum Mortgage Rate (ARM Loans Only):	13.761%		11.500% - 18.750%
Minimum Mortgage Rate (ARM Loans Only):	7.761%		5.500% - 12.750%
Wtd. Avg. Original LTV:	78.96%		9.66% - 95.00%
Wtd. Avg. Borrower FICO:	620		500 – 811
Geographic Distribution (Top 5):	CA:	13.28%	
	FL:	11.64%	
	NY:	7.58%	
	TX:	5.48%	
	MD:	4.69%	

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material), was prepared solely by UBS Securities LLC (UBS), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



DESCRIPTION OF THE GROUP I COLLATERAL

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	1,959	319,118,269.90	100.00	357	42.60	7.806	595	77.87
Total:	**1,959**	**319,118,269.90**	**100.00**	**357**	**42.60**	**7.806**	**595**	**77.87**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	1,959	319,118,269.90	100.00	357	42.60	7.806	595	77.87
Total:	**1,959**	**319,118,269.90**	**100.00**	**357**	**42.60**	**7.806**	**595**	**77.87**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



DESCRIPTION OF THE GROUP I COLLATERAL

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
August 1, 2006	4	433,415.37	0.14	353	45.94	8.271	577	79.11
September 1, 2006	4	480,582.63	0.15	354	45.11	9.273	568	87.04
October 1, 2006	8	1,294,407.16	0.41	355	48.03	9.113	547	77.49
November 1, 2006	10	1,732,022.90	0.54	349	44.77	8.819	576	81.57
December 1, 2006	62	10,467,992.44	3.28	355	44.16	7.864	605	82.16
January 1, 2007	81	10,982,540.03	3.44	356	41.15	7.744	600	78.57
February 1, 2007	1,785	293,138,362.37	91.86	357	42.57	7.791	595	77.64
March 1, 2007	5	588,947.00	0.18	360	36.14	8.004	635	82.78
Total:	**1,959**	**319,118,269.90**	**100.00**	**357**	**42.60**	**7.806**	**595**	**77.87**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R2

DESCRIPTION OF THE GROUP I COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
3.000 - 3.249	1	161,853.54	0.05	359	31.00	6.500	607	90.00
3.250 - 3.499	2	467,979.79	0.15	308	40.83	6.248	631	78.86
3.500 - 3.749	11	2,742,770.13	0.86	359	42.67	6.106	619	83.12
3.750 - 3.999	10	2,810,753.59	0.88	359	43.29	6.531	594	82.55
4.000 - 4.249	8	1,876,511.85	0.59	359	43.32	6.146	658	79.67
4.250 - 4.499	41	8,910,411.99	2.79	359	44.32	7.676	606	78.12
4.500 - 4.749	9	1,375,604.35	0.43	359	41.81	6.676	702	85.05
4.750 - 4.999	62	12,179,508.53	3.82	354	43.76	6.427	723	79.20
5.000 - 5.249	102	17,958,062.41	5.63	352	42.54	6.802	683	83.86
5.250 - 5.499	107	19,912,802.05	6.24	357	41.38	6.648	662	81.40
5.500 - 5.749	121	19,830,311.12	6.21	358	40.49	6.885	645	83.77
5.750 - 5.999	217	37,103,010.36	11.63	358	41.45	7.353	614	81.72
6.000 - 6.249	501	83,883,521.56	26.29	357	42.53	7.776	584	79.26
6.250 - 6.499	150	22,792,843.71	7.14	358	41.48	8.632	567	77.95
6.500 - 6.749	332	47,866,598.45	15.00	357	43.98	8.841	541	72.98
6.750 - 6.999	285	39,245,726.47	12.30	358	43.78	8.880	531	68.08
Total:	**1,959**	**319,118,269.90**	**100.00**	**357**	**42.60**	**7.806**	**595**	**77.87**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material), was prepared solely by UBS Securities LLC (UBS), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	78	18,211,372.11	5.71	357	43.05	5.822	683	78.87
6.000 - 6.499	143	30,029,801.75	9.41	357	42.48	6.276	649	79.49
6.500 - 6.999	308	58,774,547.24	18.42	356	41.35	6.768	624	81.65
7.000 - 7.499	179	32,069,272.08	10.05	357	41.94	7.249	603	77.56
7.500 - 7.999	365	60,677,471.99	19.01	358	42.31	7.779	581	77.32
8.000 - 8.499	199	27,728,601.34	8.69	357	43.30	8.247	566	75.72
8.500 - 8.999	273	39,365,540.54	12.34	357	43.04	8.774	558	76.66
9.000 - 9.499	112	14,754,871.23	4.62	359	43.31	9.265	563	74.94
9.500 - 9.999	141	19,144,395.00	6.00	357	45.28	9.727	553	74.98
10.000 - 10.499	59	6,637,658.79	2.08	357	42.43	10.224	556	73.08
10.500 - 10.999	67	7,753,929.13	2.43	359	42.96	10.703	553	77.22
11.000 - 11.499	17	1,777,613.37	0.56	352	44.73	11.306	522	72.19
11.500 - 11.999	16	1,638,785.11	0.51	359	43.87	11.825	550	79.55
12.000 - 12.499	1	246,684.69	0.08	359	49.00	12.350	531	75.00
12.500 - 12.999	1	307,725.53	0.10	359	45.00	12.750	597	90.00
Total:	**1,959**	**319,118,269.90**	**100.00**	**357**	**42.60**	**7.806**	**595**	**77.87**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material), was prepared solely by UBS Securities LLC (UBS), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



DESCRIPTION OF THE GROUP I COLLATERAL

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming	2,445	400,016,096.68	100.00	353	42.20	7.581	614	77.67
Total:	**2,445**	**400,016,096.68**	**100.00**	**353**	**42.20**	**7.581**	**614**	**77.67**

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.500 - 11.999	78	18,211,372.11	5.71	357	43.05	5.822	683	78.87
12.000 - 12.499	143	30,029,801.75	9.41	357	42.48	6.276	649	79.49
12.500 - 12.999	308	58,774,547.24	18.42	356	41.35	6.768	624	81.65
13.000 - 13.499	179	32,069,272.08	10.05	357	41.94	7.249	603	77.56
13.500 - 13.999	365	60,677,471.99	19.01	358	42.31	7.779	581	77.32
14.000 - 14.499	199	27,728,601.34	8.69	357	43.30	8.247	566	75.72
14.500 - 14.999	273	39,365,540.54	12.34	357	43.04	8.774	558	76.66
15.000 - 15.499	112	14,754,871.23	4.62	359	43.31	9.265	563	74.94
15.500 - 15.999	141	19,144,395.00	6.00	357	45.28	9.727	553	74.98
16.000 - 16.499	59	6,637,658.79	2.08	357	42.43	10.224	556	73.08
16.500 - 16.999	67	7,753,929.13	2.43	359	42.96	10.703	553	77.22
17.000 - 17.499	17	1,777,613.37	0.56	352	44.73	11.306	522	72.19
17.500 - 17.999	16	1,638,785.11	0.51	359	43.87	11.825	550	79.55
18.000 - 18.499	1	246,684.69	0.08	359	49.00	12.350	531	75.00
18.500 - 18.999	1	307,725.53	0.10	359	45.00	12.750	597	90.00
Total:	**1,959**	**319,118,269.90**	**100.00**	**357**	**42.60**	**7.806**	**595**	**77.87**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



DESCRIPTION OF THE GROUP I COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
8A	232	42,971,982.19	10.74	345	40.78	6.181	737	78.19
7A	193	36,619,930.63	9.15	348	42.15	6.559	693	81.16
6A	183	32,213,238.73	8.05	348	40.71	6.630	667	80.44
5A	166	29,138,080.38	7.28	353	41.51	6.823	649	81.99
4A	194	31,845,444.20	7.96	355	40.59	7.224	629	82.04
3A	158	28,275,345.45	7.07	356	42.49	7.390	612	77.90
2A	453	75,725,132.58	18.93	355	42.50	7.802	577	79.60
A	156	24,232,557.29	6.06	355	41.79	8.534	574	78.69
B	351	50,582,804.68	12.65	358	44.11	8.862	542	73.13
C	303	41,487,044.54	10.37	356	43.71	8.801	534	70.12
D	56	6,924,536.01	1.73	359	42.68	9.308	525	57.69
Total:	**2,445**	**400,016,096.68**	**100.00**	**353**	**42.20**	**7.581**	**614**	**77.67**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family	2,027	323,466,115.63	80.86	353	42.02	7.582	613	78.07
Two-to-Four Family	119	30,429,191.26	7.61	355	43.77	7.376	638	72.56
Pud	167	26,413,139.95	6.60	354	42.56	7.820	598	78.16
Condominium	79	13,288,392.56	3.32	350	42.63	7.170	630	78.58
Single Family Attached	42	4,696,381.13	1.17	350	41.27	8.535	578	77.54
Pud Attached	11	1,722,876.15	0.43	359	42.57	7.987	588	79.98
Total:	**2,445**	**400,016,096.68**	**100.00**	**353**	**42.20**	**7.581**	**614**	**77.67**

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	960	157,884,400.79	39.47	354	43.12	8.037	605	76.71
12	67	14,877,339.22	3.72	346	41.51	6.431	683	74.64
24	5	722,518.42	0.18	302	43.24	7.514	646	85.64
30	7	1,330,584.96	0.33	359	46.97	8.017	573	85.45
36	1,406	225,201,253.29	56.30	353	41.58	7.335	615	78.47
Total:	**2,445**	**400,016,096.68**	**100.00**	**353**	**42.20**	**7.581**	**614**	**77.67**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material), was prepared solely by UBS Securities LLC (UBS), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	2,302	377,539,714.77	94.38	353	42.19	7.569	613	77.73
Non-Owner Occupied	117	18,689,624.71	4.67	355	42.26	7.616	640	76.48
Second Home	26	3,786,757.20	0.95	355	42.88	8.656	616	78.01
Total:	**2,445**	**400,016,096.68**	**100.00**	**353**	**42.20**	**7.581**	**614**	**77.67**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	1,772	290,272,751.68	72.57	353	41.97	7.350	618	78.38
Limited Documentation	299	48,495,665.59	12.12	353	43.05	7.838	602	78.10
Stated Documentation	374	61,247,679.41	15.31	356	42.65	8.473	603	73.98
Total:	**2,445**	**400,016,096.68**	**100.00**	**353**	**42.20**	**7.581**	**614**	**77.67**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	2,307	379,236,646.28	94.81	353	42.22	7.581	613	77.56
Refinance-Debt Consolidation No Cash Out***	133	19,648,416.50	4.91	354	41.93	7.606	624	79.81
Purchase	5	1,131,033.90	0.28	357	42.35	7.125	641	79.44
Total:	**2,445**	**400,016,096.68**	**100.00**	**353**	**42.20**	**7.581**	**614**	**77.67**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R2

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
CALIFORNIA	218	52,556,886.27	13.14	357	42.69	7.109	605	75.47
FLORIDA	294	42,803,593.47	10.70	354	42.21	7.518	608	78.09
NEW YORK	151	36,669,749.32	9.17	353	43.74	7.417	629	73.35
TEXAS	237	25,390,640.66	6.35	342	40.76	8.181	609	76.49
NEW JERSEY	124	25,166,711.56	6.29	356	44.42	8.286	604	74.28
MARYLAND	101	18,254,600.20	4.56	355	43.34	7.679	602	77.61
MASSACHUSETTS	68	17,145,724.63	4.29	354	42.81	6.389	635	77.63
MICHIGAN	117	15,456,161.09	3.86	354	42.15	7.620	609	81.16
PENNSYLVANIA	114	14,921,245.73	3.73	349	41.58	7.689	605	78.27
ILLINOIS	78	12,072,882.56	3.02	354	44.32	8.744	596	78.47
MINNESOTA	60	10,725,900.61	2.68	353	42.22	7.376	625	78.48
WISCONSIN	62	9,410,936.91	2.35	355	38.81	7.450	642	81.07
WASHINGTON	47	9,158,869.55	2.29	355	42.00	7.219	623	82.33
CONNECTICUT	47	8,802,802.45	2.20	358	42.95	7.240	626	79.15
GEORGIA	66	8,453,779.75	2.11	353	42.09	8.699	590	82.35
OHIO	69	8,290,967.10	2.07	342	40.70	7.599	602	80.80
ARIZONA	45	7,768,933.59	1.94	358	40.89	7.618	602	82.65
NEVADA	35	7,193,356.09	1.80	355	41.69	7.894	604	75.46
TENNESSEE	54	5,947,039.07	1.49	348	40.64	8.082	612	80.56
MISSOURI	41	5,380,507.21	1.35	347	38.50	7.429	647	80.79
LOUISIANA	42	4,911,593.63	1.23	359	41.32	8.042	589	77.57
MAINE	34	4,905,918.47	1.23	356	39.83	7.391	638	77.91
NEW HAMPSHIRE	24	4,875,266.20	1.22	347	40.59	7.335	637	74.12
COLORADO	25	4,733,575.84	1.18	359	42.68	7.428	608	81.14
ALABAMA	43	4,660,218.16	1.17	334	39.05	7.946	620	78.76
HAWAII	14	4,355,802.02	1.09	359	41.17	6.690	653	77.55
INDIANA	38	4,328,093.56	1.08	347	38.04	7.201	645	81.78
RHODE ISLAND	20	3,615,963.94	0.90	359	39.94	6.896	642	74.58
UTAH	19	3,069,227.74	0.77	351	41.36	7.190	624	83.47
NORTH CAROLINA	27	3,055,028.90	0.76	355	43.91	8.597	584	85.09
OREGON	13	2,403,478.76	0.60	359	42.23	6.809	650	86.66
OKLAHOMA	23	2,279,039.41	0.57	359	43.28	8.156	573	78.45
MISSISSIPPI	22	2,226,269.92	0.56	359	41.01	8.008	612	82.27
SOUTH CAROLINA	15	1,848,755.01	0.46	359	42.36	8.753	595	79.20
DELAWARE	8	1,544,269.34	0.39	359	44.41	7.454	634	77.16
KANSAS	10	1,056,523.84	0.26	359	37.23	8.491	631	83.43
IOWA	7	764,774.68	0.19	359	42.79	8.118	591	82.27
NEBRASKA	9	758,694.13	0.19	359	44.48	8.308	582	80.94
KENTUCKY	7	728,993.84	0.18	359	40.55	7.321	675	75.08
ARKANSAS	5	694,884.65	0.17	322	40.66	6.982	661	76.12
IDAHO	5	620,155.10	0.16	359	46.15	7.276	641	81.11
WYOMING	3	314,264.67	0.08	359	45.65	8.049	621	43.12
MONTANA	1	257,093.55	0.06	359	33.00	5.600	755	73.32
VERMONT	2	249,498.01	0.06	359	40.16	7.031	670	66.70
ALASKA	1	187,425.49	0.05	359	47.00	10.500	540	75.00
Total:	**2,445**	**400,016,096.68**	**100.00**	**353**	**42.20**	**7.581**	**614**	**77.67**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



DESCRIPTION OF THE GROUP I COLLATERAL

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
20.01 - 25.00	39	5,620,136.30	1.40	349	25.00	7.273	635	80.94
25.01 - 30.00	229	34,458,970.96	8.61	350	28.15	7.363	619	77.10
30.01 - 35.00	302	45,084,349.17	11.27	352	33.05	7.509	622	76.83
35.01 - 40.00	386	61,670,552.40	15.42	352	38.11	7.375	620	77.96
40.01 - 45.00	513	82,848,199.96	20.71	354	43.03	7.554	621	77.86
45.01 - 50.00	788	139,486,824.62	34.87	354	48.21	7.571	615	78.91
50.01 - 55.00	188	30,847,063.27	7.71	356	53.19	8.520	556	72.26
Total:	**2,445**	**400,016,096.68**	**100.00**	**353**	**42.20**	**7.581**	**614**	**77.67**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R2

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
500 - 519	179	22,888,565.39	5.72	358	44.32	8.947	509	68.89
520 - 539	252	36,942,388.64	9.24	358	44.47	8.896	529	71.65
540 - 559	303	44,288,534.29	11.07	355	42.65	8.439	550	76.37
560 - 579	313	51,807,637.90	12.95	356	42.57	8.131	569	77.15
580 - 599	193	31,545,911.86	7.89	356	43.03	8.034	589	77.57
600 - 619	181	30,642,146.88	7.66	356	41.87	7.528	608	78.54
620 - 639	230	37,493,248.84	9.37	354	40.76	7.329	628	81.54
640 - 659	181	31,810,265.06	7.95	353	41.60	6.894	649	80.82
660 - 679	185	32,342,815.98	8.09	348	40.69	6.655	668	80.81
680 - 699	145	28,186,970.53	7.05	348	42.42	6.586	689	81.11
700 - 719	106	19,406,910.06	4.85	349	41.61	6.394	710	79.28
720 - 739	89	16,129,836.83	4.03	342	40.49	6.227	728	78.70
740 - 759	43	8,776,216.65	2.19	345	41.43	6.091	749	79.46
760 - 779	34	6,156,905.27	1.54	345	38.89	6.091	769	75.17
780 - 799	9	1,346,985.86	0.34	359	37.62	6.070	787	74.95
800 - 819	2	250,756.64	0.06	359	46.52	6.141	804	67.79
Total:	**2,445**	**400,016,096.68**	**100.00**	**353**	**42.20**	**7.581**	**614**	**77.67**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



DESCRIPTION OF THE GROUP I COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 25.00	6	525,259.44	0.13	343	43.69	8.952	617	19.31
25.01 - 30.00	4	391,351.44	0.10	357	44.45	8.163	637	27.71
30.01 - 35.00	4	379,723.46	0.09	357	47.56	7.994	602	33.42
35.01 - 40.00	16	1,818,493.96	0.45	359	44.54	8.343	628	38.65
40.01 - 45.00	15	1,594,001.27	0.40	354	48.14	8.256	596	42.17
45.01 - 50.00	26	3,567,795.74	0.89	345	43.60	8.031	605	47.92
50.01 - 55.00	35	5,217,065.98	1.30	356	43.54	7.954	591	53.09
55.01 - 60.00	120	17,198,629.12	4.30	352	42.99	8.244	569	58.47
60.01 - 65.00	126	19,097,643.58	4.77	351	41.80	7.634	588	62.90
65.01 - 70.00	166	28,890,004.87	7.22	354	41.78	7.637	601	67.81
70.01 - 75.00	493	74,654,528.47	18.66	353	42.24	7.879	589	73.85
75.01 - 80.00	540	88,429,360.27	22.11	352	41.22	7.350	622	78.75
80.01 - 85.00	338	60,842,292.65	15.21	354	42.71	7.559	617	83.71
85.01 - 90.00	526	92,670,822.63	23.17	355	42.55	7.369	639	89.25
90.01 - 95.00	30	4,739,123.80	1.18	349	41.77	7.198	691	93.79
Total:	**2,445**	**400,016,096.68**	**100.00**	**353**	**42.20**	**7.581**	**614**	**77.67**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is *provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a* prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	202	45,143,240.65	11.29	346	41.36	5.855	706	76.39
6.000 - 6.499	256	52,346,009.19	13.09	353	41.48	6.257	671	79.51
6.500 - 6.999	385	71,281,903.09	17.82	352	41.19	6.760	634	81.43
7.000 - 7.499	214	36,705,166.29	9.18	355	41.67	7.247	613	77.69
7.500 - 7.999	408	66,145,494.50	16.54	356	42.18	7.783	587	77.43
8.000 - 8.499	215	29,159,105.52	7.29	354	43.12	8.249	570	75.75
8.500 - 8.999	306	42,738,548.20	10.68	356	43.01	8.773	563	75.97
9.000 - 9.499	123	15,957,630.90	3.99	352	43.24	9.264	564	74.45
9.500 - 9.999	153	20,296,356.37	5.07	355	45.23	9.731	552	74.91
10.000 - 10.499	68	7,462,320.46	1.87	355	43.02	10.230	556	72.68
10.500 - 10.999	78	8,649,686.23	2.16	356	43.61	10.719	552	76.06
11.000 - 11.499	18	1,877,514.43	0.47	352	45.22	11.311	523	72.60
11.500 - 11.999	17	1,698,710.63	0.42	359	43.77	11.821	549	79.56
12.000 - 12.499	1	246,684.69	0.06	359	49.00	12.350	531	75.00
12.500 - 12.999	1	307,725.53	0.08	359	45.00	12.750	597	90.00
Total:	**2,445**	**400,016,096.68**	**100.00**	**353**	**42.20**	**7.581**	**614**	**77.67**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



DESCRIPTION OF THE GROUP I COLLATERAL

Principal Balances as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	671	52,539,558.07	13.13	349	41.15	8.642	587	73.86
100,000.01 - 150,000.00	604	74,664,952.10	18.67	351	41.41	7.837	607	78.43
150,000.01 - 200,000.00	458	79,042,191.55	19.76	351	41.21	7.429	619	78.47
200,000.01 - 250,000.00	298	66,721,535.07	16.68	355	43.19	7.243	623	78.03
250,000.01 - 300,000.00	216	58,919,767.83	14.73	356	42.81	7.428	614	77.42
300,000.01 - 350,000.00	146	47,248,696.28	11.81	356	43.36	7.254	623	78.56
350,000.01 - 400,000.00	34	12,498,662.89	3.12	359	42.87	6.893	633	80.86
400,000.01 - 450,000.00	11	4,796,958.67	1.20	359	46.08	7.210	620	74.99
450,000.01 - 500,000.00	5	2,423,133.02	0.61	359	41.10	6.164	662	75.72
500,000.01 - 550,000.00	1	529,471.36	0.13	359	48.00	5.990	712	76.81
600,000.01 - 650,000.00	1	631,169.84	0.16	359	55.00	5.990	699	90.00
Total:	**2,445**	**400,016,096.68**	**100.00**	**353**	**42.20**	**7.581**	**614**	**77.67**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
61 - 120	3	230,479.35	0.06	117	38.04	8.821	615	77.23
121 - 180	53	6,420,826.40	1.61	179	41.30	7.280	649	75.72
181 - 240	51	7,483,348.59	1.87	238	38.99	6.895	677	76.55
241 - 300	14	2,222,484.14	0.56	299	37.24	6.832	668	76.87
301 - 360	2,324	383,658,958.20	95.91	359	42.31	7.603	612	77.73
Total:	**2,445**	**400,016,096.68**	**100.00**	**353**	**42.20**	**7.581**	**614**	**77.67**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2/6 MONTH LIBOR	1,959	319,118,269.90	79.78	357	42.60	7.806	595	77.87
Fixed	486	80,897,826.78	20.22	338	40.63	6.696	688	76.91
Total:	**2,445**	**400,016,096.68**	**100.00**	**353**	**42.20**	**7.581**	**614**	**77.67**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	671	52,591,601.00	13.13	349	41.15	8.642	587	73.86
100,000.01 - 150,000.00	604	74,744,221.00	18.67	351	41.41	7.836	607	78.43
150,000.01 - 200,000.00	458	79,127,693.00	19.76	351	41.21	7.429	619	78.47
200,000.01 - 250,000.00	298	66,793,325.00	16.68	355	43.19	7.243	623	78.03
250,000.01 - 300,000.00	216	58,977,507.00	14.73	356	42.81	7.428	614	77.42
300,000.01 - 350,000.00	146	47,294,487.00	11.81	356	43.36	7.254	623	78.56
350,000.01 - 400,000.00	34	12,509,804.00	3.12	359	42.87	6.893	633	80.86
400,000.01 - 450,000.00	10	4,351,250.00	1.09	359	46.50	7.129	611	73.96
450,000.01 - 500,000.00	6	2,876,498.00	0.72	358	41.24	6.450	669	77.18
500,000.01 - 550,000.00	1	530,000.00	0.13	359	48.00	5.990	712	76.81
600,000.01 - 650,000.00	1	631,800.00	0.16	359	55.00	5.990	699	90.00
Total:	**2,445**	**400,428,186.00**	**100.00**	**353**	**42.20**	**7.581**	**614**	**77.67**

*Based on the original balances of the Mortgage Loans.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material), was prepared solely by UBS Securities LLC (UBS), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Cut-off Date. Balances and percentages are based on the Cut-Off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	2,445		
Aggregate Current Principal Balance:	$400,016,096.68		
Average Current Principal Balance:	$163,605.77		$59,828.13- $631,169.84
Aggregate Original Principal Balance:	$400,428,186.00		
Average Original Principal Balance:	$163,774.31		$60,000.00 - $631,800.00
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. MORTGAGE Rates:	7.581%		5.500% - 12.750%
Wtd. Avg. Original Term to Maturity (months):	354		120 - 360
Wtd. Avg. Remaining Term to Maturity (months):	353		116 – 360
Margin (ARM Loans Only):	5.891%		3.000% - 6.750%
Maximum Mortgage Rate (ARM Loans Only):	13.806%		11.500% - 18.750%
Minimum Mortgage Rate (ARM Loans Only):	7.806%		5.500% - 12.750%
Wtd. Avg. Original LTV:	77.67%		8.97% - 95.00%
Wtd. Avg. Borrower FICO:	614		500 – 809
Geographic Distribution (Top 5):	CA:	13.14%	
	FL:	10.70%	
	NY:	9.17%	
	TX:	6.35%	
	NJ:	6.29%	

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a *prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes* information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



DESCRIPTION OF THE TOTAL COLLATERAL

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	5,503	960,000,360.67	100.00	357	40.88	7.775	602	79.52
Total:	**5,503**	**960,000,360.67**	**100.00**	**357**	**40.88**	**7.775**	**602**	**79.52**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	5,503	960,000,360.67	100.00	357	40.88	7.775	602	79.52
Total:	**5,503**	**960,000,360.67**	**100.00**	**357**	**40.88**	**7.775**	**602**	**79.52**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



DESCRIPTION OF THE TOTAL COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
3.000 - 3.249	2	431,571.64	0.04	359	40.37	6.031	626	90.00
3.250 - 3.499	4	1,415,816.96	0.15	342	34.82	6.016	628	84.21
3.500 - 3.749	23	5,614,960.16	0.58	359	40.10	6.205	626	83.62
3.750 - 3.999	28	7,397,398.68	0.77	359	39.82	6.367	610	81.53
4.000 - 4.249	25	5,475,951.42	0.57	359	37.57	6.376	634	83.01
4.250 - 4.499	108	23,979,811.23	2.50	359	42.08	7.632	615	79.91
4.500 - 4.749	23	4,293,541.30	0.45	359	41.98	6.878	720	84.64
4.750 - 4.999	193	39,382,317.03	4.10	356	40.60	6.493	723	82.24
5.000 - 5.249	297	60,352,383.15	6.29	355	41.38	6.884	685	83.66
5.250 - 5.499	339	68,928,272.60	7.18	357	40.06	6.801	662	83.01
5.500 - 5.749	428	83,445,071.91	8.69	357	39.41	6.988	645	83.29
5.750 - 5.999	614	113,322,535.65	11.80	358	40.36	7.385	616	82.58
6.000 - 6.249	1,524	268,820,342.34	28.00	357	40.84	7.832	585	80.94
6.250 - 6.499	417	66,539,912.20	6.93	358	40.32	8.615	567	78.71
6.500 - 6.749	837	121,073,359.61	12.61	357	42.40	8.940	539	74.12
6.750 - 6.999	641	89,527,114.79	9.33	357	41.86	8.964	530	68.02
Total:	**5,503**	**960,000,360.67**	**100.00**	**357**	**40.88**	**7.775**	**602**	**79.52**

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
August 1, 2006	6	708,696.35	0.07	353	40.40	8.409	563	77.59
September 1, 2006	9	1,510,759.92	0.16	354	42.03	8.759	565	85.94
October 1, 2006	12	1,890,013.71	0.20	355	47.25	9.119	559	80.84
November 1, 2006	35	6,432,040.94	0.67	354	41.84	7.932	591	79.77
December 1, 2006	156	27,023,274.67	2.81	353	43.35	7.771	605	82.82
January 1, 2007	271	38,185,927.39	3.98	356	38.80	7.765	605	80.99
February 1, 2007	5,000	882,752,780.69	91.95	357	40.88	7.768	602	79.34
March 1, 2007	14	1,496,867.00	0.16	360	36.43	8.272	621	80.31
Total:	**5,503**	**960,000,360.67**	**100.00**	**357**	**40.88**	**7.775**	**602**	**79.52**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material,), was prepared solely by UBS Securities LLC (,UBS,), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R2

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	196	51,159,443.21	5.33	356	38.57	5.814	683	80.17
6.000 - 6.499	350	84,873,242.31	8.84	357	41.14	6.269	654	81.34
6.500 - 6.999	902	194,236,831.26	20.23	357	40.45	6.766	630	81.69
7.000 - 7.499	529	96,812,457.36	10.08	357	41.07	7.253	609	80.20
7.500 - 7.999	1,052	184,985,381.82	19.27	357	40.94	7.775	590	80.01
8.000 - 8.499	531	80,481,579.45	8.38	357	41.37	8.256	573	77.24
8.500 - 8.999	787	121,917,270.17	12.70	357	40.72	8.770	567	77.98
9.000 - 9.499	318	42,791,511.15	4.46	358	41.82	9.253	566	77.28
9.500 - 9.999	420	54,586,384.62	5.69	357	41.87	9.734	556	75.81
10.000 - 10.499	150	17,043,496.50	1.78	358	41.52	10.249	558	76.55
10.500 - 10.999	169	19,797,671.18	2.06	357	42.45	10.719	551	78.36
11.000 - 11.499	43	4,814,171.90	0.50	356	39.03	11.273	545	76.76
11.500 - 11.999	44	4,685,889.01	0.49	355	41.13	11.770	539	78.26
12.000 - 12.499	9	1,037,424.65	0.11	359	42.57	12.320	545	75.80
12.500 - 12.999	3	777,606.08	0.08	359	38.48	12.618	562	82.22
Total:	**5,503**	**960,000,360.67**	**100.00**	**357**	**40.88**	**7.775**	**602**	**79.52**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R2

DESCRIPTION OF THE TOTAL COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	2,586	460,617,853.75	38.38	354	40.97	7.950	613	78.32
12	159	42,095,874.27	3.51	351	39.57	6.485	686	74.95
24	15	3,807,022.42	0.32	348	40.69	8.023	617	84.31
30	19	3,751,906.33	0.31	359	43.94	7.889	614	83.36
36	3,973	689,727,489.73	57.48	354	40.28	7.346	619	79.96
Total:	**6,752**	**1,200,000,146.50**	**100.00**	**354**	**40.54**	**7.551**	**619**	**79.18**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming	6,325	989,340,779.07	82.45	353	40.43	7.674	614	79.13
Non-Conforming	427	210,659,367.43	17.55	357	41.06	6.976	644	79.42
Total:	**6,752**	**1,200,000,146.50**	**100.00**	**354**	**40.54**	**7.551**	**619**	**79.18**

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.500 - 11.999	196	51,159,443.21	5.33	356	38.57	5.814	683	80.17
12.000 - 12.499	350	84,873,242.31	8.84	357	41.14	6.269	654	81.34
12.500 - 12.999	902	194,236,831.26	20.23	357	40.45	6.766	630	81.69
13.000 - 13.499	529	96,812,457.36	10.08	357	41.07	7.253	609	80.20
13.500 - 13.999	1,052	184,985,381.82	19.27	357	40.94	7.775	590	80.01
14.000 - 14.499	531	80,481,579.45	8.38	357	41.37	8.256	573	77.24
14.500 - 14.999	787	121,917,270.17	12.70	357	40.72	8.770	567	77.98
15.000 - 15.499	318	42,791,511.15	4.46	358	41.82	9.253	566	77.28
15.500 - 15.999	420	54,586,384.62	5.69	357	41.87	9.734	556	75.81
16.000 - 16.499	150	17,043,496.50	1.78	358	41.52	10.249	558	76.55
16.500 - 16.999	169	19,797,671.18	2.06	357	42.45	10.719	551	78.36
17.000 - 17.499	43	4,814,171.90	0.50	356	39.03	11.273	545	76.76
17.500 - 17.999	44	4,685,889.01	0.49	355	41.13	11.770	539	78.26
18.000 - 18.499	9	1,037,424.65	0.11	359	42.57	12.320	545	75.80
18.500 - 18.999	3	777,606.08	0.08	359	38.48	12.618	562	82.22
Total:	**5,503**	**960,000,360.67**	**100.00**	**357**	**40.88**	**7.775**	**602**	**79.52**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material), was prepared solely by UBS Securities LLC (UBS), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R2

DESCRIPTION OF THE TOTAL COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
8A	615	132,238,119.86	11.02	345	39.46	6.212	738	79.38
7A	533	116,194,231.90	9.68	351	40.77	6.569	693	81.54
6A	494	97,934,735.60	8.16	350	39.29	6.726	668	80.95
5A	553	110,164,480.06	9.18	355	39.55	6.918	649	82.76
4A	568	103,318,182.20	8.61	355	40.04	7.310	630	83.41
3A	469	87,198,370.07	7.27	356	40.96	7.465	612	80.07
2A	1,373	238,715,612.89	19.89	356	40.44	7.834	578	80.97
A	444	73,976,059.44	6.16	356	39.64	8.497	573	79.64
B	893	128,615,442.77	10.72	357	43.00	8.968	541	74.34
C	693	96,002,268.39	8.00	355	41.70	8.881	533	69.96
D	117	15,642,643.32	1.30	357	41.93	9.283	522	57.75
Total:	**6,752**	**1,200,000,146.50**	**100.00**	**354**	**40.54**	**7.551**	**619**	**79.18**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family	5,467	967,206,860.67	80.60	354	40.42	7.545	618	79.53
Pud	438	81,908,162.00	6.83	353	41.77	7.644	609	80.29
Two-to-Four Family	280	72,859,936.32	6.07	356	41.89	7.389	642	73.96
Condominium	228	40,612,090.49	3.38	353	39.79	7.297	632	80.64
Manufactured Housing	192	18,996,274.97	1.58	347	37.93	8.045	610	71.30
Single Family Attached	114	13,043,760.41	1.09	354	40.37	8.277	598	80.77
Pud Attached	33	5,373,061.64	0.45	359	39.88	7.947	600	82.86
Total:	**6,752**	**1,200,000,146.50**	**100.00**	**354**	**40.54**	**7.551**	**619**	**79.18**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material), was prepared solely by UBS Securities LLC (UBS), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R2

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	6,386	1,141,521,086.49	95.13	354	40.70	7.539	618	79.23
Non-Owner Occupied	287	45,535,761.88	3.79	354	36.96	7.763	643	77.77
Second Home	79	12,943,298.13	1.08	350	38.54	7.925	642	79.57
Total:	**6,752**	**1,200,000,146.50**	**100.00**	**354**	**40.54**	**7.551**	**619**	**79.18**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	4,907	881,011,444.49	73.42	353	40.53	7.348	623	79.78
Limited Documentation	923	162,633,923.15	13.55	354	39.71	7.828	606	79.83
Stated Documentation	922	156,354,778.86	13.03	357	41.47	8.412	613	75.15
Total:	**6,752**	**1,200,000,146.50**	**100.00**	**354**	**40.54**	**7.551**	**619**	**79.18**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	6,366	1,133,947,472.72	94.50	354	40.57	7.556	618	79.11
Refinance-Debt Consolidation No Cash Out***	370	62,084,284.69	5.17	354	40.15	7.497	632	80.36
Purchase	16	3,968,389.09	0.33	359	37.27	7.009	647	79.95
Total:	**6,752**	**1,200,000,146.50**	**100.00**	**354**	**40.54**	**7.551**	**619**	**79.18**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material), was prepared solely by UBS Securities LLC (UBS), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. *An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.*



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R2

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
CALIFORNIA	724	220,409,554.29	18.37	357	41.15	7.004	624	77.35
FLORIDA	808	126,014,359.16	10.50	353	40.22	7.629	609	79.63
NEW YORK	386	104,582,434.18	8.72	355	42.04	7.420	636	75.69
MARYLAND	287	60,271,737.38	5.02	354	41.50	7.487	612	79.71
NEW JERSEY	285	59,417,177.24	4.95	355	42.60	8.196	611	75.29
I EXAS	543	57,398,428.99	4.78	339	39.46	8.296	605	77.11
MICHIGAN	319	43,744,375.75	3.65	355	40.04	7.681	604	82.07
PENNSYLVANIA	287	42,078,052.74	3.51	351	41.11	7.703	615	80.77
.ASSACHUSETTS	155	40,079,666.68	3.34	356	40.05	6.376	637	79.76
ILLINOIS	224	35,551,396.62	2.96	356	41.45	8.382	611	80.43
GEORGIA	225	31,870,995.53	2.66	354	40.38	8.591	605	82.63
WASHINGTON	144	29,107,119.36	2.43	353	39.43	7.248	630	82.91
.INNESOTA	157	28,956,831.94	2.41	353	39.58	7.427	626	81.51
CONNECTICUT	128	26,004,481.06	2.17	356	40.89	7.368	619	78.52
WISCONSIN	171	25,447,797.29	2.12	356	40.23	7.857	625	81.10
OHIO	206	25,323,170.33	2.11	351	39.32	7.680	601	82.49
ARIZONA	125	20,194,821.48	1.68	357	38.79	7.580	611	82.02
NEVADA	88	20,063,576.51	1.67	358	41.23	7.597	619	77.67
COLORADO	83	19,199,383.22	1.60	359	40.77	7.458	621	81.70
.ISSOURI	125	15,308,556.96	1.28	344	38.78	7.588	627	82.45
I ENNESSEE	143	15,229,357.05	1.27	352	39.84	7.916	613	81.73
NDIANA	128	14,919,339.85	1.24	349	36.56	7.803	625	82.06
ALABAMA	129	14,117,472.55	1.18	341	36.30	7.808	638	82.17
NEW HAMPSHIRE	66	12,768,191.13	1.06	352	39.11	7.475	640	78.15
OUISIANA	92	11,591,052.55	0.97	354	37.27	8.082	596	79.92
RHODE ISLAND	51	11,351,023.19	0.95	356	40.63	6.900	637	74.09
.AINE	81	11,068,269.60	0.92	354	39.29	7.793	620	77.25
NORTH CAROLINA	76	8,983,215.41	0.75	351	41.22	8.459	606	83.86
OREGON	50	8,620,478.32	0.72	358	40.08	7.135	648	83.38
UTAH	51	8,408,930.11	0.70	356	40.13	7.012	634	84.93
IAWAII	26	8,074,448.27	0.67	359	41.68	6.950	645	78.74
OKLAHOMA	65	6,320,882.96	0.53	349	39.30	8.052	593	81.08
.ISSISSIPPI	60	6,156,507.49	0.51	357	39.07	8.095	605	82.68
SOUTH CAROLINA	47	5,879,888.35	0.49	349	39.79	8.463	600	80.61
KANSAS	41	4,377,252.25	0.36	358	38.06	8.098	630	81.12
NEBRASKA	40	3,670,316.25	0.31	359	41.25	8.123	618	85.03
)ELAWARE	20	3,353,857.98	0.28	340	43.02	7.289	647	79.88
OWA	27	2,775,759.10	0.23	345	39.52	8.333	591	83.67
KENTUCKY	24	2,459,510.45	0.20	350	37.56	7.404	669	81.44
ARKANSAS	20	2,333,037.49	0.19	340	35.51	7.808	625	76.95
IDAHO	13	2,209,542.00	0.18	351	41.71	6.933	647	82.85
SOUTH DAKOTA	8	1,041,617.88	0.09	359	28.68	7.194	646	78.62
WYOMING	9	1,003,776.86	0.08	359	41.57	8.382	623	66.30
ALASKA	5	897,327.41	0.07	358	41.85	8.364	604	78.42
VERMONT	6	838,099.99	0.07	359	37.71	7.510	640	80.72
MONTANA	4	527,075.30	0.04	338	32.27	6.920	663	73.44
Total:	**6,752**	**1,200,000,146.50**	**100.00**	**354**	**40.54**	**7.551**	**619**	**79.18**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.


AMERIQUEST
MORTGAGE COMPANY

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
500 - 519	409	55,909,314.97	4.66	357	42.60	8.953	509	68.48
520 - 539	634	92,894,407.99	7.74	357	43.28	9.038	529	73.18
540 - 559	824	126,359,719.71	10.53	356	40.64	8.464	551	77.61
560 - 579	807	137,087,498.01	11.42	356	40.27	8.082	569	79.39
580 - 599	596	99,070,672.06	8.26	356	41.10	8.054	589	78.92
600 - 619	568	103,693,904.22	8.64	356	40.91	7.583	609	80.41
620 - 639	652	115,873,421.35	9.66	354	39.88	7.386	629	83.06
640 - 659	595	118,229,970.35	9.85	354	39.74	6.970	649	81.96
660 - 679	504	99,557,594.89	8.30	350	39.11	6.763	668	81.02
680 - 699	396	87,113,169.79	7.26	351	40.47	6.600	689	81.30
700 - 719	301	66,654,239.74	5.55	349	40.35	6.399	710	80.11
720 - 739	207	41,840,062.80	3.49	344	39.47	6.313	728	81.60
740 - 759	137	29,754,992.68	2.48	347	39.50	6.125	749	79.46
760 - 779	91	19,046,646.33	1.59	344	39.47	6.146	770	76.74
780 - 799	24	4,892,824.19	0.41	339	38.37	6.037	788	75.77
800 - 819	7	2,021,707.42	0.17	359	38.84	6.073	804	64.48
Total:	**6,752**	**1,200,000,146.50**	**100.00**	**354**	**40.54**	**7.551**	**619**	**79.18**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 20.00	325	53,937,353.48	4.49	346	14.60	7.552	625	77.75
20.01 - 25.00	362	55,359,438.18	4.61	353	23.14	7.416	627	79.15
25.01 - 30.00	545	90,008,827.84	7.50	352	28.17	7.419	621	78.76
30.01 - 35.00	744	118,960,859.24	9.91	353	33.06	7.498	623	78.50
35.01 - 40.00	969	164,361,113.95	13.70	353	38.10	7.451	623	79.00
40.01 - 45.00	1,315	237,305,893.85	19.78	355	43.16	7.541	622	79.72
45.01 - 50.00	2,013	386,370,633.00	32.20	355	48.22	7.488	623	80.43
50.01 - 55.00	479	93,696,026.96	7.81	357	53.10	8.291	574	75.10
Total:	**6,752**	**1,200,000,146.50**	**100.00**	**354**	**40.54**	**7.551**	**619**	**79.18**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.


AMERIQUEST
MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R2

DESCRIPTION OF THE TOTAL COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 25.00	12	1,035,103.09	0.09	312	38.93	8.668	625	17.44
25.01 - 30.00	8	956,337.78	0.08	358	33.03	6.982	681	27.27
30.01 - 35.00	12	1,426,719.84	0.12	342	40.91	7.873	623	31.91
35.01 - 40.00	32	3,628,242.77	0.30	347	42.29	8.045	639	37.95
40.01 - 45.00	33	4,494,182.55	0.37	335	36.25	7.739	633	42.50
45.01 - 50.00	68	8,744,623.03	0.73	348	41.41	8.344	588	47.81
50.01 - 55.00	118	17,244,167.64	1.44	356	41.70	8.184	584	52.89
55.01 - 60.00	255	37,666,496.65	3.14	354	41.86	8.125	581	58.41
60.01 - 65.00	316	50,600,272.25	4.22	353	40.70	7.651	594	63.00
65.01 - 70.00	394	71,809,065.70	5.98	353	39.60	7.547	608	67.94
70.01 - 75.00	1,125	186,511,061.28	15.54	353	40.28	7.865	590	73.72
75.01 - 80.00	1,267	225,643,635.29	18.80	351	39.96	7.262	630	78.74
80.01 - 85.00	1,176	227,894,251.28	18.99	356	40.65	7.588	619	83.70
85.01 - 90.00	1,814	342,502,828.08	28.54	356	40.95	7.423	636	89.19
90.01 - 95.00	122	19,843,159.27	1.65	352	41.31	7.281	695	93.93
Total:	**6,752**	**1,200,000,146.50**	**100.00**	**354**	**40.54**	**7.551**	**619**	**79.18**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	515	138,471,999.24	11.54	349	38.72	5.830	707	77.28
6.000 - 6.499	598	140,416,336.08	11.70	352	40.60	6.253	674	80.41
6.500 - 6.999	1,114	234,817,456.64	19.57	354	40.15	6.757	639	81.60
7.000 - 7.499	618	109,388,415.86	9.12	354	40.71	7.253	617	80.26
7.500 - 7.999	1,179	203,205,428.33	16.93	355	40.69	7.774	595	79.97
8.000 - 8.499	595	87,878,674.21	7.32	355	41.10	8.252	578	77.41
8.500 - 8.999	849	128,322,573.91	10.69	356	40.80	8.769	570	77.77
9.000 - 9.499	347	46,040,825.01	3.84	354	41.60	9.252	567	77.15
9.500 - 9.999	459	58,443,215.24	4.87	355	41.94	9.737	556	75.60
10.000 - 10.499	167	18,554,019.24	1.55	354	41.74	10.250	561	76.30
10.500 - 10.999	197	22,040,564.45	1.84	354	42.45	10.726	550	77.51
11.000 - 11.499	50	5,352,770.94	0.45	355	39.90	11.270	546	76.32
11.500 - 11.999	50	5,105,877.77	0.43	351	41.51	11.773	538	77.91
12.000 - 12.499	11	1,184,383.50	0.10	359	43.55	12.293	543	75.34
12.500 - 12.999	3	777,606.08	0.06	359	38.48	12.618	562	82.22
Total:	**6,752**	**1,200,000,146.50**	**100.00**	**354**	**40.54**	**7.551**	**619**	**79.18**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R2

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	1,915	149,496,018.74	12.46	346	38.24	8.644	591	75.50
100,000.01 - 150,000.00	1,656	205,292,984.93	17.11	351	39.94	7.871	610	80.03
150,000.01 - 200,000.00	1,124	194,098,026.92	16.17	353	40.22	7.523	616	79.69
200,000.01 - 250,000.00	710	158,645,803.66	13.22	355	41.23	7.360	621	80.05
250,000.01 - 300,000.00	477	130,150,852.16	10.85	355	41.36	7.393	618	79.47
300,000.01 - 350,000.00	343	110,894,614.95	9.24	357	41.51	7.271	621	79.33
350,000.01 - 400,000.00	172	64,259,814.22	5.35	357	42.09	6.947	635	79.71
400,000.01 - 450,000.00	94	39,861,163.23	3.32	359	43.00	7.070	634	80.55
450,000.01 - 500,000.00	91	43,671,330.31	3.64	358	40.62	6.902	655	79.13
500,000.01 - 550,000.00	46	24,240,153.00	2.02	355	39.39	6.954	644	78.80
550,000.01 - 600,000.00	55	31,977,067.42	2.66	357	40.42	7.069	650	80.94
600,000.01 - 650,000.00	19	11,915,986.16	0.99	359	44.32	6.907	671	80.76
650,000.01 - 700,000.00	25	16,889,495.86	1.41	357	41.42	7.014	647	76.96
700,000.01 - 750,000.00	23	16,925,513.58	1.41	359	38.40	7.222	636	78.57
800,000.01 - 850,000.00	1	802,199.08	0.07	359	48.00	5.990	687	57.36
850,000.01 - 900,000.00	1	879,122.28	0.07	359	43.00	5.990	619	80.00
Total:	**6,752**	**1,200,000,146.50**	**100.00**	**354**	**40.54**	**7.551**	**619**	**79.18**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
61 - 120	12	1,093,773.41	0.09	118	33.75	8.301	645	78.48
121 - 180	156	18,219,329.67	1.52	179	36.81	7.382	654	75.00
181 - 240	131	17,810,841.31	1.48	239	37.06	7.051	667	77.51
241 - 300	41	7,493,452.20	0.62	299	37.94	6.476	688	77.40
301 - 360	6,412	1,155,382,749.91	96.28	359	40.67	7.568	617	79.29
Total:	**6,752**	**1,200,000,146.50**	**100.00**	**354**	**40.54**	**7.551**	**619**	**79.18**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2/6 MONTH LIBOR	5,503	960,000,360.67	80.00	357	40.88	7.775	602	79.52
Fixed	1,249	239,999,785.83	20.00	340	39.17	6.658	689	77.82
Total:	**6,752**	**1,200,000,146.50**	**100.00**	**354**	**40.54**	**7.551**	**619**	**79.18**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	1,915	149,647,155.00	12.46	346	38.24	8.644	591	75.50
100,000.01 - 150,000.00	1,656	205,504,698.00	17.11	351	39.94	7.870	610	80.03
150,000.01 - 200,000.00	1,123	194,093,152.00	16.16	353	40.22	7.524	616	79.68
200,000.01 - 250,000.00	709	158,502,863.00	13.20	354	41.24	7.360	621	80.03
250,000.01 - 300,000.00	479	130,778,341.00	10.89	355	41.36	7.390	618	79.50
300,000.01 - 350,000.00	342	110,655,507.00	9.21	357	41.50	7.271	621	79.30
350,000.01 - 400,000.00	172	64,273,587.00	5.35	357	42.09	6.950	635	79.69
400,000.01 - 450,000.00	94	39,852,912.00	3.32	359	43.01	7.054	634	80.59
450,000.01 - 500,000.00	92	44,172,762.00	3.68	358	40.64	6.913	655	79.19
500,000.01 - 550,000.00	46	24,287,250.00	2.02	355	39.40	6.954	644	78.81
550,000.01 - 600,000.00	55	32,004,128.00	2.66	357	40.42	7.069	650	80.94
600,000.01 - 650,000.00	19	11,927,700.00	0.99	359	44.32	6.906	671	80.76
650,000.01 - 700,000.00	25	16,904,676.00	1.41	357	41.42	7.014	647	76.96
700,000.01 - 750,000.00	23	16,940,889.00	1.41	359	38.40	7.222	636	78.57
800,000.01 - 850,000.00	1	803,000.00	0.07	359	48.00	5.990	687	57.36
850,000.01 - 900,000.00	1	880,000.00	0.07	359	43.00	5.990	619	80.00
Total:	**6,752**	**1,201,228,620.00**	**100.00**	**354**	**40.54**	**7.551**	**619**	**79.18**

Based on the original balances of the Mortgage Loans.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



PART IV: COLLATERAL STATISTICS

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Cut-off Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	6,752	
Aggregate Current Principal Balance:	$1,200,000,146.50	
Average Current Principal Balance:	$177,725.14	$58,803.65 - $879,122.28
Aggregate Original Principal Balance:	$1,201,228,620.00	
Average Original Principal Balance:	$177,907.08	$60,000.00 - $880,000.00
Fully Amortizing Mortgage Loans:	100.00%	
1st Lien:	100.00%	
Wtd. Avg. MORTGAGE Rates:	7.551%	5.500% - 12.750%
Wtd. Avg. Original Term to Maturity (months):	355	120 – 360
Wtd. Avg. Remaining Term to Maturity (months):	354	116 – 360
Margin (ARM Loans Only):	5.838%	3.000% - 6.750%
Maximum Mortgage Rate (ARM Loans Only):	13.775%	11.500% - 18.750%
Minimum Mortgage Rate (ARM Loans Only):	7.775%	5.500% - 12.750%
Wtd. Avg. Original LTV:	79.18%	8.97% - 95.00%
Wtd. Avg. Borrower FICO:	619	500 – 811
Geographic Distribution (Top 5):	CA: 18.37%	
	FL: 10.50%	
	NY: 8.72%	
	MD: 5.02%	
	NJ: 4.95%	

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material,), was prepared solely by UBS Securities LLC (,UBS,), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.


AMERIQUEST
MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R2

Excess Spread

Period	Static LIBOR (basis points) [1]	1m LIBOR (%)	6m LIBOR (%)	Fwd LIBOR (basis points) [2]
1	391	2.88	3.31	361
2	410	3.03	3.41	368
3	400	3.18	3.53	341
4	410	3.18	3.60	352
5	400	3.39	3.71	319
6	400	4.08	3.78	249
7	409	3.44	3.79	327
8	399	3.74	3.87	283
9	409	3.63	3.92	307
10	398	3.81	3.99	275
11	398	3.78	4.04	278
12	427	4.17	4.08	283
13	397	3.92	4.13	263
14	407	4.01	4.18	268
15	396	4.06	4.22	248
16	406	4.07	4.25	262
17	395	4.06	4.28	247
18	395	4.46	4.31	205
19	404	4.17	4.33	250
20	394	4.24	4.35	227
21	403	4.27	4.37	240
22	392	4.25	4.39	226
23	394	4.22	4.40	231
24	502	4.62	4.41	390
25	469	4.29	4.42	369
26	475	4.35	4.43	375
27	462	4.35	4.44	355
28	471	4.32	4.45	373
29	460	4.29	4.46	361
30	459	4.68	4.47	357
31	468	4.35	4.48	406
32	457	4.40	4.49	384
33	466	4.41	4.51	398

Period	Static LIBOR (basis points) [1]	1m LIBOR (%)	6m LIBOR (%)	Fwd LIBOR (basis points) [2]
34	455	4.38	4.52	384
35	454	4.34	4.53	386
36	473	4.76	4.55	384
37	452	4.42	4.59	382
38	462	4.48	4.58	390
39	453	4.49	4.60	374
40	464	4.46	4.64	393
41	454	4.43	4.63	380
42	454	4.99	4.65	330
43	464	4.37	4.65	408
44	453	4.57	4.69	371
45	463	4.73	4.71	372
46	453	4.43	4.70	385
47	452	4.54	4.75	373
48	482	4.97	4.76	390
49	451	4.62	4.78	370
50	461	4.69	4.82	380
51	450	4.70	4.81	360
52	460	4.68	4.83	379
53	449	4.64	4.86	365
54	449	5.08	4.85	326
55	458	4.85	4.85	365
56	448	4.63	4.84	369
57	457	4.78	4.87	370
58	447	4.88	4.87	342
59	446	4.56	4.85	373
60	476	5.13	4.88	372
61	445	4.75	4.89	354
62	455	4.81	4.92	365
63	445	4.81	4.90	347
64	455	4.77	4.91	368
65	444	4.73	4.94	355
66	444	5.16	4.92	314

Period	Static LIBOR (basis points) [1]	1m LIBOR (%)	6m LIBOR (%)	Fwd LIBOR (basis points) [2]
67	454	4.93	4.93	354
68	444	4.70	4.92	359
69	454	4.85	4.96	361
70	444	4.96	4.97	332
71	443	4.63	4.96	365
72	474	5.22	4.99	365
73	443	4.85	5.01	347
74	453	4.91	5.05	358
75	443	4.92	5.04	339
76	453	4.89	5.06	359
77	443	4.86	5.10	345
78	443	5.31	5.09	306
79	453	5.08	5.11	346
80	443	4.86	5.13	351
81	453	5.02	5.14	352
82	443	5.14	5.16	323
83	443	4.81	5.18	355
84	463	5.42	5.20	339
85	444	5.19	5.21	324

(1) Assumes 1mLIBOR and 6mLIBOR stays at [2.60]% and [3.00]% respectively, and the cashflows are run to the Optional Termination at the pricing speed.

(2) Assumes forward 1mLIBOR and 6mLIBOR curves as of February [18], 2005; and cash flows are run to the optional termination at the pricing speed

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material), was prepared solely by UBS Securities LLC (UBS), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R2

Net WAC Cap and Effective Maximum Rate for Class M Certificates

Period	NWC[1] (%)	Max Rate [2, 3] (%)
1	N/A	N/A
2	7.05	10.00
3	6.82	10.00
4	7.05	10.00
5	6.82	10.00
6	6.82	10.00
7	7.05	10.00
8	6.82	10.00
9	7.05	10.00
10	6.82	10.00
11	6.82	10.00
12	7.55	10.00
13	6.81	10.00
14	7.04	10.00
15	6.81	10.00
16	7.04	10.00
17	6.81	10.00
18	6.81	10.00
19	7.03	10.00
20	6.81	10.00
21	7.03	10.00
22	6.80	10.00
23	6.82	10.00
24	8.40	10.00
25	7.56	10.00
26	7.79	10.00
27	7.52	10.00
28	7.76	10.00
29	7.51	10.00
30	7.50	10.00
31	7.75	10.00
32	7.50	10.00
33	7.74	10.00
34	7.49	10.00
35	7.48	10.00
36	7.99	10.19
37	7.47	9.52
38	7.72	9.83
39	7.46	9.50
40	7.71	9.81
41	7.45	9.49
42	7.45	10.15
43	7.69	10.48
44	7.44	10.13
45	7.68	10.45
46	7.43	10.10
47	7.43	10.11
48	8.22	11.91
49	7.42	10.74
50	7.66	11.08
51	7.41	10.71
52	7.65	11.05
53	7.40	10.68
54	7.39	10.67
55	7.63	11.01
56	7.38	10.64
57	7.62	10.97
58	7.37	10.61
59	7.37	10.59
60	8.15	11.71
61	7.36	10.56
62	7.60	10.90
63	7.35	10.53
64	7.59	10.87
65	7.34	10.50
66	7.33	10.48
67	7.57	10.82
68	7.32	10.45
69	7.56	10.79
70	7.31	10.42
71	7.31	10.41
72	8.09	11.51
73	7.30	10.38
74	7.54	10.71
75	7.29	10.35
76	7.53	10.67
77	7.28	10.31
78	7.27	10.30
79	7.51	10.63
80	7.26	10.27
81	7.50	10.59
82	7.25	10.23
83	7.25	10.22
84	7.74	10.91
85	7.24	10.19

(1) Assumes 1mLIBOR and 6mLIBOR stays at [2.60]% and [3.00]% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Calculated as (a) the Net WAC Cap plus (b) the result of proceeds from the related Interest Rate Corridor divided by the beginning period balances of the related certificates, annualized based on the actual number of days in the accrual period.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material), was prepared solely by UBS Securities LLC (UBS), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R2

Net WAC Cap and Effective Maximum Rate for the Group III Certificates

Period	NWC[1] (%)	Max Rate [2, 3] (%)
1	N/A	N/A
2	7.02	9.75
3	6.79	9.75
4	7.02	9.75
5	6.79	9.75
6	6.79	9.75
7	7.02	9.75
8	6.79	9.75
9	7.02	9.75
10	6.79	9.75
11	6.79	9.75
12	7.51	9.75
13	6.78	9.75
14	7.01	9.75
15	6.78	9.75
16	7.01	9.75
17	6.78	9.75
18	6.78	9.75
19	7.00	9.75
20	6.77	9.75
21	7.00	9.75
22	6.77	9.75
23	6.78	9.75
24	8.35	9.75
25	7.52	9.75
26	7.74	9.75
27	7.47	9.75
28	7.71	9.75
29	7.46	9.75
30	7.46	9.75
31	7.70	9.75
32	7.45	9.75
33	7.69	9.75

Period	NWC[1] (%)	Max Rate [2, 3] (%)
34	7.44	9.75
35	7.43	9.75
36	7.94	10.16
37	7.42	9.49
38	7.67	9.80
39	7.42	9.47
40	7.66	9.78
41	7.41	9.47
42	7.40	10.13
43	7.64	10.45
44	7.39	10.11
45	7.63	10.43
46	7.38	10.08
47	7.38	10.08
48	8.16	11.88
49	7.37	10.72
50	7.61	11.06
51	7.36	10.69
52	7.60	11.03
53	7.35	10.66
54	7.34	10.64
55	7.58	10.98
56	7.33	10.61
57	7.57	10.95
58	7.32	10.58
59	7.32	10.56
60	8.10	11.68
61	7.31	10.53
62	7.55	10.87
63	7.30	10.50
64	7.53	10.84
65	7.29	10.47
66	7.28	10.46

Period	NWC[1] (%)	Max Rate [2, 3] (%)
67	7.52	10.79
68	7.27	10.42
69	7.51	10.76
70	7.26	10.39
71	7.25	10.38
72	8.03	11.47
73	7.24	10.34
74	7.48	10.67
75	7.23	10.31
76	7.47	10.64
77	7.22	10.28
78	7.22	10.26
79	7.45	10.59
80	7.21	10.23
81	7.44	10.56
82	7.20	10.20
83	7.19	10.18
84	7.68	10.87
85	7.18	10.15

(1) Assumes 1mLIBOR and 6mLIBOR stays at [2.60]% and [3.00]% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) *Calculated as (a) the Net WAC Cap plus (b) the result of proceeds from the related Interest Rate Corridor divided by the beginning period balances of* the related certificates, annualized based on the actual number of days in the accrual period.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material), was prepared solely by UBS Securities LLC (UBS), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R2

Net WAC Cap and Effective Maximum Rate for the Group II Certificates

Period	NWC[1] (%)	Max Rate [2, 3] (%)
1	N/A	N/A
2	7.05	10.00
3	6.82	10.00
4	7.05	10.00
5	6.82	10.00
6	6.82	10.00
7	7.05	10.00
8	6.82	10.00
9	7.05	10.00
10	6.82	10.00
11	6.82	10.00
12	7.55	10.00
13	6.82	10.00
14	7.04	10.00
15	6.81	10.00
16	7.04	10.00
17	6.81	10.00
18	6.81	10.00
19	7.04	10.00
20	6.81	10.00
21	7.03	10.00
22	6.81	10.00
23	6.83	10.00
24	8.40	10.00
25	7.56	10.00
26	7.79	10.00
27	7.52	10.00
28	7.77	10.00
29	7.51	10.00
30	7.51	10.00
31	7.76	10.00
32	7.50	10.00
33	7.75	10.00
34	7.49	10.00
35	7.49	10.00
36	8.00	10.19
37	7.48	9.53
38	7.72	9.83
39	7.47	9.51
40	7.72	9.81
41	7.46	9.50
42	7.46	10.16
43	7.70	10.49
44	7.45	10.14
45	7.69	10.46
46	7.44	10.11
47	7.44	10.12
48	8.23	11.92
49	7.43	10.75
50	7.67	11.09
51	7.42	10.72
52	7.66	11.06
53	7.41	10.69
54	7.40	10.68
55	7.65	11.02
56	7.39	10.65
57	7.64	10.99
58	7.38	10.62
59	7.38	10.60
60	8.17	11.72
61	7.37	10.57
62	7.61	10.91
63	7.36	10.54
64	7.60	10.88
65	7.35	10.51
66	7.35	10.50
67	7.59	10.83
68	7.34	10.47
69	7.58	10.80
70	7.33	10.44
71	7.32	10.42
72	8.10	11.52
73	7.31	10.39
74	7.55	10.72
75	7.30	10.36
76	7.54	10.69
77	7.29	10.33
78	7.29	10.32
79	7.53	10.65
80	7.28	10.29
81	7.52	10.61
82	7.27	10.26
83	7.26	10.24
84	7.76	10.93
85	7.25	10.21

(1) Assumes 1mLIBOR and 6mLIBOR stays at [2.60]% and [3.00]% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Calculated as (a) the Net WAC Cap plus (b) the result of proceeds from the related Interest Rate Corridor divided by the beginning period balances of the related certificates, annualized based on the actual number of days in the accrual period.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R2

Net WAC Cap and Effective Maximum Rate for the Group I Certificates

Period	NWC[(1)] (%)	Max Rate [(2, 3)] (%)
1	N/A	N/A
2	7.08	10.00
3	6.85	10.00
4	7.08	10.00
5	6.85	10.00
6	6.85	10.00
7	7.08	10.00
8	6.85	10.00
9	7.08	10.00
10	6.85	10.00
11	6.85	10.00
12	7.58	10.00
13	6.84	10.00
14	7.07	10.00
15	6.84	10.00
16	7.07	10.00
17	6.84	10.00
18	6.84	10.00
19	7.06	10.00
20	6.83	10.00
21	7.06	10.00
22	6.83	10.00
23	6.85	10.00
24	8.44	10.00
25	7.60	10.00
26	7.84	10.00
27	7.56	10.00
28	7.81	10.00
29	7.55	10.00
30	7.55	10.00
31	7.79	9.19
32	7.54	8.89
33	7.78	9.17
34	7.53	8.87
35	7.52	8.88
36	8.04	10.21
37	7.52	9.54
38	7.76	9.85
39	7.51	9.52
40	7.75	9.82
41	7.50	9.51
42	7.49	10.17
43	7.74	10.50
44	7.48	10.15
45	7.73	10.47
46	7.47	10.12
47	7.47	10.12
48	8.26	11.92
49	7.46	10.75
50	7.70	11.10
51	7.45	10.72
52	7.69	11.07
53	7.44	10.69
54	7.43	10.68
55	7.68	11.02
56	7.43	10.65
57	7.67	10.99
58	7.42	10.62
59	7.41	10.60
60	8.20	11.72
61	7.40	10.57
62	7.64	10.91
63	7.39	10.54
64	7.63	10.88
65	7.38	10.51
66	7.38	10.50
67	7.62	10.83
68	7.37	10.47
69	7.61	10.80
70	7.36	10.44
71	7.35	10.42
72	8.13	11.52
73	7.34	10.39
74	7.58	10.72
75	7.33	10.36
76	7.57	10.69
77	7.32	10.33
78	7.31	10.31
79	7.55	10.64
80	7.30	10.28
81	7.54	10.61
82	7.29	10.25
83	7.29	10.23
84	7.78	10.92
85	7.28	10.20

(1) Assumes 1mLIBOR and 6mLIBOR stays at [2.60]% and [3.00]% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Calculated as (a) the Net WAC Cap plus (b) the result of proceeds from the related Interest Rate Corridor divided by the beginning period balances of the related certificates, annualized based on the actual number of days in the accrual period.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R2

Class							
M-6	Average Life (yrs)	26.49	9.98	6.80	5.16	4.35	4.05
	First Principal Period	267	54	37	38	40	43
	Last Principal Period	355	237	168	126	98	78
	Prin Pmt Window (mos)	267 - 355	54 - 237	37 - 168	38 - 126	40 - 98	43 – 78
M-7	Average Life (yrs)	26.48	9.89	6.73	5.09	4.26	3.92
	First Principal Period	267	54	37	38	39	41
	Last Principal Period	354	229	161	120	93	75
	Prin Pmt Window (mos)	267 - 354	54 - 229	37 - 161	38 - 120	39 - 93	41 - 75
M-8	Average Life (yrs)	26.47	9.77	6.63	5.02	4.17	3.79
	First Principal Period	267	54	37	38	39	40
	Last Principal Period	352	211	147	109	85	68
	Prin Pmt Window (mos)	267 - 352	54 - 211	37 - 147	38 - 109	39 - 85	40 - 68
M-9	Average Life (yrs)	26.44	9.61	6.51	4.90	4.07	3.68
	First Principal Period	267	54	37	37	38	39
	Last Principal Period	351	200	139	103	79	63
	Prin Pmt Window (mos)	267 - 351	54 - 200	37 - 139	37 - 103	38 - 79	39 - 63
M-10	Average Life (yrs)	26.39	9.35	6.31	4.75	3.94	3.54
	First Principal Period	267	54	37	37	38	38
	Last Principal Period	347	180	123	91	70	56
	Prin Pmt Window (mos)	267 - 347	54 - 180	37 - 123	37 - 91	38 - 70	38 - 56
M-11	Average Life (yrs)	26.24	8.81	5.93	4.46	3.69	3.31
	First Principal Period	267	54	37	37	37	37
	Last Principal Period	344	163	111	82	63	50
	Prin Pmt Window (mos)	267 - 344	54 - 163	37 - 111	37 - 82	37 - 63	37 - 50

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material), was prepared solely by UBS Securities LLC (UBS), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R2

Sensitivity Analysis - To Maturtity

		0% ppc	50% ppc	75% ppc	100% ppc	125% ppc	150% ppc
A-1A	Average Life (yrs)	18.78	5.25	3.65	2.73	2.06	1.45
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	359	322	255	198	158	36
	Prin Pmt Window (mos)	1 - 359	1 - 322	1 - 255	1 - 198	1 - 158	1 - 36
A-1B	Average Life (yrs)	18.78	5.25	3.65	2.73	2.06	1.45
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	359	322	255	198	158	36
	Prin Pmt Window (mos)	1 - 359	1 - 322	1 - 255	1 - 198	1 - 158	1 - 36
A-2A	Average Life (yrs)	18.65	5.23	3.64	2.72	2.05	1.45
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	359	321	254	197	157	36
	Prin Pmt Window (mos)	1 - 359	1 - 321	1 - 254	1 - 197	1 - 157	1 - 36
A-2B	Average Life (yrs)	18.65	5.23	3.64	2.72	2.05	1.45
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	359	321	254	197	157	36
	Prin Pmt Window (mos)	1 - 359	1 - 321	1 - 254	1 - 197	1 - 157	1 – 36
A-3A	Average Life (yrs)	11.45	1.57	1.22	1.00	0.85	0.75
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	223	34	25	21	18	15
	Prin Pmt Window (mos)	1 - 223	1 - 34	1 - 25	1 - 21	1 - 18	1 - 15
A-3B	Average Life (yrs)	23.68	6.17	4.13	3.00	2.13	1.84
	First Principal Period	223	34	25	21	18	15
	Last Principal Period	342	157	107	78	60	29
	Prin Pmt Window (mos)	223 - 342	34 - 157	25 - 107	21 - 78	18 - 60	15 - 29
A-3C	Average Life (yrs)	29.26	17.92	12.70	9.48	7.35	2.70
	First Principal Period	342	157	107	78	60	29
	Last Principal Period	359	322	257	199	158	36
	Prin Pmt Window (mos)	342 - 359	157 - 322	107 - 257	78 - 199	60 - 158	29 - 36
A-3D	Average Life (yrs)	18.94	5.26	3.66	2.73	2.06	1.45
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	359	322	257	199	158	36
	Prin Pmt Window (mos)	1 - 359	1 - 322	1 - 257	1 - 199	1 - 158	1 - 36
M-1	Average Life (yrs)	26.50	10.18	6.97	5.47	5.25	7.67
	First Principal Period	267	54	37	43	53	36
	Last Principal Period	358	288	215	163	128	129
	Prin Pmt Window (mos)	267 - 358	54 - 288	37 - 215	43 - 163	53 - 128	36 - 129
M-2	Average Life (yrs)	26.50	10.16	6.95	5.38	4.87	5.51
	First Principal Period	267	54	37	41	46	55
	Last Principal Period	357	280	207	157	123	99
	Prin Pmt Window (mos)	267 - 357	54 - 280	37 - 207	41 - 157	46 - 123	55 - 99
M-3	Average Life (yrs)	26.50	10.12	6.92	5.31	4.65	4.73
	First Principal Period	267	54	37	40	45	51
	Last Principal Period	357	266	193	146	114	92
	Prin Pmt Window (mos)	267 - 357	54 - 266	37 - 193	40 - 146	45 - 114	51 - 92
M-4	Average Life (yrs)	26.50	10.09	6.89	5.26	4.53	4.42
	First Principal Period	267	54	37	39	42	46
	Last Principal Period	356	260	188	141	110	89
	Prin Pmt Window (mos)	267 - 356	54 - 260	37 - 188	39 - 141	42 - 110	46 - 89
M-5	Average Life (yrs)	26.49	10.03	6.84	5.20	4.42	4.18
	First Principal Period	267	54	37	39	41	44
	Last Principal Period	356	247	176	132	103	83
	Prin Pmt Window (mos)	267 - 356	54 - 247	37 - 176	39 - 132	41 - 103	44 - 83

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R2

M-6	Average Life (yrs)	26.38	9.31	6.27	4.76	4.03	3.79
	First Principal Period	267	54	37	38	40	43
	Last Principal Period	345	169	115	85	65	52
	Prin Pmt Window (mos)	267 - 345	54 - 169	37 - 115	38 - 85	40 - 65	43 - 52
M-7	Average Life (yrs)	26.38	9.31	6.27	4.75	3.99	3.70
	First Principal Period	267	54	37	38	39	41
	Last Principal Period	345	169	115	85	65	52
	Prin Pmt Window (mos)	267 - 345	54 - 169	37 - 115	38 - 85	39 - 65	41 - 52
M-8	Average Life (yrs)	26.38	9.31	6.27	4.75	3.96	3.62
	First Principal Period	267	54	37	38	39	40
	Last Principal Period	345	169	115	85	65	52
	Prin Pmt Window (mos)	267 - 345	54 - 169	37 - 115	38 - 85	39 - 65	40 - 52
M-9	Average Life (yrs)	26.38	9.31	6.27	4.73	3.93	3.57
	First Principal Period	267	54	37	37	38	39
	Last Principal Period	345	169	115	85	65	52
	Prin Pmt Window (mos)	267 - 345	54 - 169	37 - 115	37 - 85	38 - 65	39 - 52
M-10	Average Life (yrs)	26.38	9.29	6.26	4.72	3.91	3.52
	First Principal Period	267	54	37	37	38	38
	Last Principal Period	345	169	115	85	65	52
	Prin Pmt Window (mos)	267 - 345	54 - 169	37 - 115	37 - 85	38 - 65	38 - 52
M-11	Average Life (yrs)	26.24	8.81	5.83	4.46	3.69	3.31
	First Principal Period	267	54	37	37	37	37
	Last Principal Period	344	163	111	82	63	50
	Prin Pmt Window (mos)	267 - 344	54 - 163	37 - 111	37 - 82	37 - 63	37 - 50

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material), was prepared solely by UBS Securities LLC (UBS), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R2

Sensitivity Analysis - To Optional Termination Date

		0% ppc	50% ppc	75% ppc	100% ppc	125% ppc	150% ppc
A-1A	Average Life (yrs)	18.74	4.90	3.37	2.51	1.88	1.45
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	345	169	115	85	65	36
	Prin Pmt Window (mos)	1 - 345	1 - 169	1 - 115	1 - 85	1 - 65	1 - 36
A-1B	Average Life (yrs)	18.74	4.90	3.37	2.51	1.88	1.45
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	345	169	115	85	65	36
	Prin Pmt Window (mos)	1 - 345	1 - 169	1 - 115	1 - 85	1 - 65	1 - 36
A-2A	Average Life (yrs)	18.61	4.89	3.36	2.50	1.87	1.45
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	345	169	115	85	65	36
	Prin Pmt Window (mos)	1 - 345	1 - 169	1 - 115	1 - 85	1 - 65	1 - 36
A-2B	Average Life (yrs)	18.61	4.89	3.36	2.50	1.87	1.45
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	345	169	115	85	65	36
	Prin Pmt Window (mos)	1 - 345	1 - 169	1 - 115	1 - 85	1 - 65	1 - 36
A-3A	Average Life (yrs)	11.45	1.57	1.22	1.00	0.85	0.75
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	223	34	25	21	18	15
	Prin Pmt Window (mos)	1 - 223	1 - 34	1 - 25	1 - 21	1 - 18	1 - 15
A-3B	Average Life (yrs)	23.68	6.17	4.13	3.00	2.13	1.84
	First Principal Period	223	34	25	21	18	15
	Last Principal Period	342	157	107	78	60	29
	Prin Pmt Window (mos)	223 - 342	34 - 157	25 - 107	21 - 78	18 - 60	15 – 29
A-3C	Average Life (yrs)	28.74	14.01	9.53	7.04	5.39	2.70
	First Principal Period	342	157	107	78	60	29
	Last Principal Period	345	169	115	85	65	36
	Prin Pmt Window (mos)	342 - 345	157 - 169	107 - 115	78 - 85	60 - 65	29 - 36
A-3D	Average Life (yrs)	18.89	4.91	3.37	2.51	1.88	1.45
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	345	169	115	85	65	36
	Prin Pmt Window (mos)	1 - 345	1 - 169	1 - 115	1 - 85	1 - 65	1 – 36
M-1	Average Life (yrs)	26.38	9.31	6.27	4.93	4.82	4.23
	First Principal Period	267	54	37	43	53	36
	Last Principal Period	345	169	115	85	65	52
	Prin Pmt Window (mos)	267 - 345	54 - 169	37 - 115	43 - 85	53 - 65	36 - 52
M-2	Average Life (yrs)	26.38	9.31	6.27	4.86	4.45	4.34
	First Principal Period	267	54	37	41	46	52
	Last Principal Period	345	169	115	85	65	52
	Prin Pmt Window (mos)	267 - 345	54 - 169	37 - 115	41 - 85	46 - 65	52 - 52
M-3	Average Life (yrs)	26.38	9.31	6.27	4.82	4.26	4.33
	First Principal Period	267	54	37	40	45	51
	Last Principal Period	345	169	115	85	65	52
	Prin Pmt Window (mos)	267 - 345	54 - 169	37 - 115	40 - 85	45 - 65	51 - 52
M-4	Average Life (yrs)	26.38	9.31	6.27	4.79	4.15	4.12
	First Principal Period	267	54	37	39	42	46
	Last Principal Period	345	169	115	85	65	52
	Prin Pmt Window (mos)	267 - 345	54 - 169	37 - 115	39 - 85	42 - 65	46 - 52
M-5	Average Life (yrs)	26.38	9.31	6.27	4.77	4.07	3.90
	First Principal Period	267	54	37	39	41	44
	Last Principal Period	345	169	115	85	65	52
	Prin Pmt Window (mos)	267 - 345	54 - 169	37 - 115	39 - 85	41 - 65	44 - 52

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R2

Interest Rate Corridor Schedule For Class M Certificates

Period	Class M Notional Schedule ($)	Cap Strike%	Cap Ceiling%
1	N/A	N/A	N/A
2	216,600,000	6.12	9.07
3	216,600,000	5.89	9.07
4	216,600,000	6.12	9.07
5	216,600,000	5.89	9.07
6	216,600,000	5.89	9.07
7	216,600,000	6.12	9.07
8	216,600,000	5.89	9.07
9	216,600,000	6.12	9.07
10	216,600,000	5.89	9.07
11	216,600,000	5.89	9.07
12	216,600,000	6.62	9.07
13	216,600,000	5.88	9.07
14	216,600,000	6.11	9.07
15	216,600,000	5.88	9.07
16	216,600,000	6.11	9.07
17	216,600,000	5.88	9.07
18	216,600,000	5.88	9.07
19	216,600,000	6.10	9.07
20	216,600,000	5.88	9.07
21	216,600,000	6.10	9.07
22	216,600,000	5.87	9.07
23	216,600,000	5.91	9.07
24	216,600,000	8.24	9.07
25	216,600,000	7.32	9.07
26	216,600,000	7.56	9.07
27	216,600,000	7.26	9.07
28	216,600,000	7.53	9.07
29	216,600,000	7.26	9.07
30	216,600,000	7.95	9.07
31	216,600,000	8.24	9.07
32	216,600,000	7.93	9.07
33	216,600,000	8.22	9.07
34	216,600,000	7.92	9.07
35	216,600,000	7.93	9.07

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material), was prepared solely by UBS Securities LLC (UBS), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R2

Interest Rate Corridor Schedule For Group III Certificates

Period	Group III Notional Schedule ($)	Cap Strike%	Cap Ceiling%
1	N/A	N/A	N/A
2	320,089,333	6.76	9.49
3	316,852,961	6.53	9.49
4	312,921,703	6.76	9.49
5	308,300,874	6.53	9.49
6	302,999,411	6.53	9.49
7	297,029,922	6.76	9.49
8	290,409,727	6.53	9.49
9	283,161,370	6.76	9.49
10	275,314,366	6.53	9.49
11	267,032,555	6.53	9.49
12	258,352,943	7.25	9.49
13	249,892,951	6.52	9.49
14	241,646,995	6.75	9.49
15	233,609,632	6.52	9.49
16	225,775,561	6.75	9.49
17	218,139,614	6.52	9.49
18	210,696,756	6.52	9.49
19	203,442,080	6.74	9.49
20	196,370,804	6.51	9.49
21	189,478,270	6.74	9.49
22	182,758,182	6.51	9.49
23	176,017,248	6.54	9.49
24	160,186,785	8.88	9.49
25	145,516,981	7.96	9.49
26	131,876,310	8.21	9.49
27	119,318,819	7.90	9.49
28	113,962,383	8.17	9.49
29	108,754,647	7.90	9.49
30	103,691,670	8.59	9.49
31	98,782,648	8.88	9.49
32	94,009,333	8.58	9.49
33	89,367,910	8.86	9.49
34	84,854,669	8.56	9.49
35	80,466,012	8.57	9.49

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R2

Part III: Relevant Bond Analytics

Interest Rate Corridor Schedule For Group II Certificates

Period	Group II Notional Schedule ($)	Cap Strike%	Cap Ceiling%
1	N/A	N/A	N/A
2	319,980,595	6.74	9.69
3	316,705,576	6.51	9.69
4	312,735,962	6.74	9.69
5	308,077,271	6.51	9.69
6	302,738,647	6.51	9.69
7	296,732,904	6.74	9.69
8	290,076,821	6.51	9.69
9	282,792,182	6.74	9.69
10	274,935,412	6.51	9.69
11	266,647,186	6.51	9.69
12	257,968,704	7.24	9.69
13	249,509,800	6.51	9.69
14	241,264,893	6.73	9.69
15	233,228,545	6.50	9.69
16	225,395,456	6.73	9.69
17	217,760,462	6.50	9.69
18	210,318,531	6.50	9.69
19	203,064,758	6.73	9.69
20	195,994,366	6.50	9.69
21	189,102,696	6.72	9.69
22	182,383,169	6.50	9.69
23	175,575,592	6.53	9.69
24	159,800,529	8.86	9.69
25	145,180,660	7.95	9.69
26	131,585,452	8.19	9.69
27	119,114,957	7.88	9.69
28	113,758,041	8.15	9.69
29	108,549,780	7.89	9.69
30	103,486,362	8.58	9.69
31	98,576,773	8.86	9.69
32	93,802,857	8.56	9.69
33	89,160,801	8.85	9.69
34	84,646,901	8.54	9.69
35	80,257,563	8.55	9.69

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



Part III: Relevant Bond Analytics

Interest Rate Corridor Schedule For Group I Certificates

Period	Group I Notional Schedule ($)	Cap Strike%	Cap Ceiling%
1	N/A	N/A	N/A
2	320,057,356	6.81	9.73
3	316,806,075	6.58	9.73
4	312,860,054	6.81	9.73
5	308,224,688	6.58	9.73
6	302,908,995	6.58	9.73
7	296,925,662	6.81	9.73
8	290,292,206	6.58	9.73
9	283,030,266	6.81	9.73
10	275,180,745	6.58	9.73
11	266,900,270	6.58	9.73
12	258,227,913	7.31	9.73
13	249,774,774	6.57	9.73
14	241,535,284	6.80	9.73
15	233,504,017	6.57	9.73
16	225,675,687	6.80	9.73
17	218,045,139	6.57	9.73
18	210,607,353	6.57	9.73
19	203,357,436	6.79	9.73
20	196,290,619	6.56	9.73
21	189,402,255	6.79	9.73
22	182,687,816	6.56	9.73
23	175,917,227	6.59	9.73
24	160,154,619	8.93	9.73
25	145,545,204	8.01	9.73
26	131,957,676	8.25	9.73
27	119,471,625	7.94	9.73
28	114,114,900	8.21	9.73
29	108,906,659	7.95	9.73
30	103,843,059	8.63	9.73

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.


AMERIQUEST
MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R2

Trigger Event: If either the Delinquency Trigger Event or Cumulative Loss Test is violated.

Delinquency Trigger Event: The percentage obtained by dividing (x) the aggregate Stated Principal Balance of (i) Mortgage Loans Delinquent 60 days or more, (ii) REO Properties and (iii) Mortgage Loans in foreclosure and in bankruptcy by (y) the aggregate Stated Principal Balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds a percentage (as specified in the Pooling and Servicing Agreement) of the Credit Enhancement Percentage for the most senior class of certificates then outstanding. In the case of the Class A Certificates, the percentage will be [42.00]%.

Cumulative Loss Test: The aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period (reduced by the aggregate amount of subsequent recoveries received from the Cut-off Date through the last day of the related Due Period) divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring In	Percentage
April 2008 through March 2009	[2.50]%
April 2009 through March 2010	[3.75]%
April 2010 through March 2011	[5.00]%
April 2011 and thereafter	[5.50]%

Payment Priority: On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

To pay interest on the Class A Certificates, *pro* rata, including any accrued unpaid interest from a prior Distribution Date, first, from its related loan group and then from the other loan groups.

To pay interest, excluding any accrued unpaid interest from prior Distribution Dates, to the Class M Certificates, sequentially.

To pay principal on the Class A Certificates in accordance with the principal payment provisions described above.

To pay principal on the Class M Certificates, in accordance with the principal payment provisions described above.

From Net Monthly Excess Cashflow, if any, to the Certificates then entitled to receive distributions in respect of principal an additional payment of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.

From Net Monthly Excess Cashflow, if any, to pay Interest Carry Forward Amounts to the Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay any Realized Loss Amounts allocated to the Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates in the same order of priority as described above, after taking into account any amounts received under the Interest Rate Corridors (See attached Schedules).

To pay any remaining amount to the Class CE and Class R Certificates in accordance with the Pooling and Servicing Agreement.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.


AMERIQUEST
MORTGAGE COMPANY

Class A Principal Distribution Amount:

Prior to the Stepdown Date, or if a Trigger Event is in effect, the Class A Certificates will receive the principal collected on the related Mortgage Loans plus any Net Monthly Excess Cashflow required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event is in effect, principal paid on the Class A Certificates will be an amount such that each of the Class A Certificates will maintain 2x the Class A Initial Credit Enhancement Percentage as set forth in the Credit Enhancement Percentage table included herein.

Principal distributions on the Group I and Group II Certificates will be allocated concurrently, on a *pro rata* basis; *provided, however*, if a Sequential Trigger Event is in effect, principal distributions will be allocated to sequentially, to the Class A-1A and Class A-1B Certificates (in the case of Group I) and the Class A-2A and Class A-2B Certificates (in the case of Group II), until their respective certificate principal balances have been reduced to zero.

Principal distributions on the Group III Certificates will be allocated concurrently, on a *pro rata* basis (based on (i) the aggregate certificate principal balance of the Class A-3A, Class A-3B and Class A-3C Certificates and (ii) the certificate principal balance of the Class A-3D Certificates, respectively) (a) sequentially, to the Class A-3A, Class A-3B and Class A-3C Certificates, in that order, until the certificate principal balances thereof have been reduced to zero and (b) the Class A-3D Certificates. If a Sequential Trigger Event is in effect, principal distributions on the Group III Certificates will be allocated sequentially, to the Class A-3A, Class A-3B, Class A-3C and Class A-3D Certificates, in that order, until the certificate principal balance of each such class has been reduced to zero.

Notwithstanding the foregoing, if the aggregate Certificate Principal Balance of the Group I, Group II or Group III Certificates is reduced to zero, then the amount of principal distributions from the related loan group on subsequent Distribution Dates will be distributed to the group(s) of Class A Certificates remaining outstanding, to the extent necessary to provide all required principal distributions to such Certificates.

Sequential Trigger Event:

A Sequential Trigger Event is in effect on any Distribution Date if, before the 37th Distribution Date, the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period (after giving effect to scheduled payments received or advanced on or before the related Determination Date and principal prepayments received during the related Prepayment Period) divided by the sum of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds [2.50]%, or if, on or after the 37th Distribution Date, a Trigger Event is in effect.

Class M Principal Distribution Amount:

The Class M Certificates will not receive any principal payments prior to the Stepdown Date. On or after the Stepdown Date (if no Trigger Event is in effect), principal will be paid on the Class M Certificates in the following order: to the Class M-1 Certificates until it reaches 2x the Class M-1 Initial Credit Enhancement Percentage, then to the Class M-2 Certificates until it reaches 2x the Class M-2 Initial Credit Enhancement Percentage, then to the Class M-3 Certificates until it reaches 2x the Class M-3 Initial Credit Enhancement Percentage, then to the Class M-4 Certificates until it reaches 2x the Class M-4 Initial Credit Enhancement Percentage, then to the Class M-5 Certificates until it reaches 2x the Class M-5 Initial Credit Enhancement Percentage, then to the Class M-6 Certificates until it reaches 2x the Class M-6 Initial Credit Enhancement Percentage, then to the Class M-7 Certificates until it reaches 2x the Class M-7 Initial Credit Enhancement Percentage, then to the Class M-8 Certificates until it reaches 2x the Class M-8 Initial Credit Enhancement Percentage, then to the Class M-9 Certificates until it reaches 2x the Class M-9 Initial Credit Enhancement Percentage, then to the Class M-10 Certificates until it reaches 2x the Class M-10 Initial Credit Enhancement Percentage and then to the Class M-11 Certificates until it reaches 2x the Class M-11 Initial Credit Enhancement Percentage, in each case, as set forth in the Credit Enhancement Percentage table included herein.

If a Trigger Event is in effect, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.


AMERIQUEST
MORTGAGE COMPANY

Maximum Cap Rate:

The Maximum Cap Rate for any Distribution Date and each class of Adjustable-Rate Certificates is calculated in the same manner as the related Net WAC Rate Cap, but based on the Expense Adjusted Net Maximum Mortgage Rates of the applicable Mortgage Loans rather than the Expense Adjusted Net Mortgage Rates of the applicable Mortgage Loans, plus the excess, if any, of the then applicable maximum rate set forth in the related Interest Rate Corridor over the then applicable strike rate set forth in such Interest Rate Corridor (such excess to be adjusted for the mismatch, if any, between the applicable notional balance and the principal balance of the applicable Certificates for such Distribution Date).

Coupon Step-up:

After the Optional Termination Date, if the Master Servicer (or NIMs Insurer, if any) fails to exercise its right to terminate the Trust, the certificate margins on any then outstanding Certificates will increase according to the following:

Class	After Optional Termination
Class A Certificates	2 x Applicable Margin
Class M Certificates	1.5 x Applicable Margin

Net WAC Rate Carryover Amount:

For any Distribution Date, (i) the excess of (a) the amount of interest a class of Certificates would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate Cap, together with the unpaid portion of any such amounts from the prior Distribution Date and (ii) accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap. The Net WAC Rate Carryover Amount will be paid first, from payments, if any, made under the related Interest Rate Corridor and second, from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.

Interest Rate Corridors:

The following Certificates will have the benefit of an Interest Rate Corridor as specified below:

Class	Number of Months	Beginning Distribution Date
Group I Certificates	29	May 2005
Group II Certificates	34	May 2005
Group III Certificates	34	May 2005
M	34	May 2005

Interest Carry Forward Amount:

For each class of Class A and Class M Certificates, on any Distribution Date, the sum of (i) the excess of (a) the accrued certificate interest for such class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (b) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Available Funds:

For any Distribution Date, the sum, net of amounts reimbursable to the Master Servicer or the Trustee, of: (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds, subsequent recoveries and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date and (iv) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Net Monthly Excess Cashflow: For any Distribution Date, the sum of (x) any Overcollateralization Reduction Amount and (y) the excess of the Available Funds over the sum of (i) the monthly interest accrued and any unpaid interest on the Class A Certificates and the monthly interest accrued on the Class M Certificates, and (ii) the principal remittance amount.

Allocation of Losses: Any Realized Losses on the Mortgage Loans on any Distribution Date will first be absorbed by the Class CE Certificates. If on any Distribution Date as a result of Realized Losses on the Mortgage Loans, the aggregate certificate principal balance of the Class A and Class M Certificates exceeds the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period, such excess (the "Realized Loss Amount") will be allocated in the following order: Class M-11, Class M-10, Class M-9, Class M-8, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1. There will be no allocation of Realized Losses on the Mortgage Loans to the Class A Certificates or the Class P Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses are allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class M may be distributed to the holders of those Certificates from Net Monthly Excess Cashflow, sequentially, as described in the Pooling and Servicing Agreement.

Net WAC Rate Cap: Class A Certificates: The per annum rate (in each case, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Mortgage Loans in the related loan group.

Class M Certificates: The per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal balance of the related Class A Certificates), of (i) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans, (ii) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans and (iii) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group III Mortgage Loans.

Pass-Through Rate: For the Adjustable-Rate Certificates and any Distribution Date, the lesser of (x) the related Formula Rate for such Distribution Date and (y) the related Net WAC Rate Cap for such Distribution Date.

Formula Rate: For any Distribution Date and any class of Adjustable-Rate Certificates, the lesser of (i) LIBOR plus the applicable certificate margin and (ii) the related Maximum Cap Rate.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material,), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Overcollateralization Target Amount:

For any Distribution Date, (i) prior to the Stepdown Date, an amount equal to the Initial Overcollateralization Target Percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date, provided a Trigger Event is not in effect, the greater of (x) 2x the Initial Overcollateralization Target Percentage of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and (y) the Overcollateralization Floor or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Stepdown Date:

The earlier of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later of (A) the 37th Distribution Date and (B) the date that the Credit Enhancement Percentage for the Class A Certificates is greater than or equal to 2x the Class A Initial Credit Enhancement Percentage.

Credit Enhancement Percentage:

The percentage obtained by dividing (x) the aggregate Certificate Principal Balance of each class of Certificates with a lower distribution priority by (y) the aggregate principal balance of the Mortgage Loans.

Class	Initial CE%	Target CE% On/After Stepdown Date
A	19.35	2x Initial CE%
M-1	16.75	2x Initial CE%
M-2	12.60	2x Initial CE%
M-3	11.20	2x Initial CE%
M-4	8.80	2x Initial CE%
M-5	7.40	2x Initial CE%
M-6	6.40	2x Initial CE%
M-7	4.80	2x Initial CE%
M-8	4.05	2x Initial CE%
M-9	2.95	2x Initial CE%
M-10	2.30	2x Initial CE%
M-11	1.30	2x Initial CE%

Overcollateralization Reduction Amount:

For any Distribution Date, the lesser of (A) the principal remittance amount on such Distribution Date and (B) the excess, if any, of (i) the Overcollateralized Amount for such Distribution Date (calculated for this purpose only after assuming that 100% of the principal remittance amount on such Distribution Date has been distributed) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Overcollateralized Amount:

For any Distribution Date will be the excess, if any, of (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments received or advanced on or before the related Determination Date and principal prepayments received during the related Prepayment Period) over (b) the aggregate Certificate Principal Balance of the Class A, Class M and Class P Certificates, after giving effect to distributions to be made on such Distribution Date.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.


AMERIQUEST
MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R2

Part II: Definitions/Description of the Certificates

Determination Date:	The 10th day of the month or, if such day is not a business day, the business day immediately preceding such 10th day.
Due Period:	For each Distribution Date, the period from the second day of the immediately preceding month to the first day of the month in which such Distribution Date occurs.
Prepayment Period:	For the first Distribution Date, the Cut-off Date to and including the initial Determination Date, and for all other Distribution Dates, the day after the prior Determination Date to and including the Determination Date in the month in which such Distribution Date occurs.
Interest Accrual Basis:	For any Distribution Date will be Actual/360. The Adjustable-Rate Certificates will settle flat and will have no payment delay.
Administrative Fee Rate:	The sum of (a) the Servicing Fee Rate (0.50% per annum) and (b) the Trustee Fee Rate (0.0019% per annum).
Expense Adjusted Net Mortgage Rate:	The mortgage rate of each Mortgage Loan minus the Administrative Fee Rate.
Expense Adjusted Net Maximum Mortgage Rate:	The per annum rate equal to the applicable maximum mortgage rate (or the mortgage rate for such Mortgage Loan in the case of the fixed-rate Mortgage Loans) of each Mortgage Loan minus the Administrative Fee Rate.
Optional Termination:	The Master Servicer and the NIMS Insurer, if any, in that order, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Credit Enhancement:	Excess Interest. Overcollateralization ("OC"). Subordination.
Initial Overcollateralization Target Percentage:	Approximately 1.30%.
Overcollateralization Floor:	The aggregate principal balance of the Mortgage Loans as of the Cut-off Date multiplied by 0.50%.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.


AMERIQUEST
MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R2

Dates:

Cut-off Date:	The close of business on March 1, 2005.
Distribution Dates:	The 25th day of each month or, if the 25th day is not a business day, the next business day, beginning in April 2005.
Record Date:	Adjustable-Rate Certificates: the close of business on the business day immediately preceding the Distribution Date. Retained Certificates: the close of business on the last business day of the month preceding the month in which the Distribution Date occurs.
Expected Pricing Date:	The week of February 21, 2005.
Expected Closing Date:	On or about March 24, 2005.

Designations:

Certificates:	Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R2.
Adjustable-Rate Certificates:	Class A Certificates and Class M Certificates.
Class A Certificates:	Class A-1A, Class A-1B, Class A-2A, Class A-2B, Class A-3A, Class A-3B, Class A-3C and Class A-3D Certificates.
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates.
Offered Certificates:	Class A Certificates (other than the Class A-1A and Class A-2A Certificates) and Class M Certificates (other than the Class M-10 and Class M-11 Certificates).
Non-Offered Certificates:	Class A-1A, Class A-2A, Class M-10, Class M-11, Class CE, Class P and Residual Certificates.
Residual Certificates:	Class R and Class R-X Certificates
Retained Certificates:	Class CE, Class P and Residual Certificates.
Group I Certificates:	Class A-1A and Class A-1B Certificates, which evidence interests in the Group I Mortgage Loans.
Group II Certificates:	Class A-2A and Class A-2B Certificates, which evidence interests in the Group II Mortgage Loans.
Group III Certificates:	Class A-3A, Class A-3B, Class A-3C and Class A-3D Certificates, which evidence interests in the Group III Mortgage Loans.

Other Terms:

Source for Calculation of One-Month LIBOR:	Moneyline Telerate page 3750.
ERISA:	Subject to the considerations in the prospectus supplement, the Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.
SMMEA Eligibility:	The Class A, Class M-1, Class M-2 and Class M-3 Certificates.
Federal Taxation:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.


AMERIQUEST
MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R2

Part I: Key Terms

<u>Parties:</u>

Depositor: Ameriquest Mortgage Securities Inc.

Originators: Ameriquest Mortgage Company and Town and Country Credit Corporation.

Master Servicer: Ameriquest Mortgage Company.

Trustee: Deutsche Bank National Trust Company.

Co-Lead Underwriters: UBS Securities LLC and Greenwich Capital Markets, Inc.

Co-Managers: Wachovia Bank, N.A. and Morgan Stanley & Co. Incorporated

<u>Collateral:</u>

Mortgage Loans: As of the Cut-off Date, 6,752 adjustable-rate and fixed-rate, first-lien, closed-end, subprime mortgage loans with LTVs at origination not in excess of 95% and an aggregate scheduled principal balance as of the Cut-off Date of approximately $1,200,000,147. References to percentages or balances herein are based on the aggregate scheduled principal balance of such Mortgage Loans on the Cut-off Date. Although the final collateral will not differ materially from that described herein, amounts in any particular bucket may differ, perhaps significantly. For the purpose of calculating interest and principal on the Class A Certificates, the Mortgage Loans have been divided into three loan groups, designated as follows:

<u>Group I Mortgage Loans</u>: 2,445 Adjustable-Rate and Fixed-Rate Mortgage Loans with an aggregate scheduled principal balance as of the Cut-off Date of approximately $400,016,097 and with principal balances at origination that conform to principal balance limits of Fannie Mae.

<u>Group II Mortgage Loans</u>: 2,610 Adjustable-Rate and Fixed-Rate Mortgage Loans with an aggregate scheduled principal balance as of the Cut-off Date of approximately $399,949,678 and with principal balances at origination that conform to principal balance limits of Freddie Mac.

<u>Group III Mortgage Loans</u>: 1,697 Adjustable-Rate and Fixed-Rate Mortgage Loans with an aggregate scheduled principal balance as of the Cut-off Date of approximately $400,034,372 and with principal balances at origination that may or may not conform to principal balance limits of Fannie Mae and Freddie Mac.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



TERM SHEET DATED February 21, 2005

Ameriquest Mortgage Securities Inc.
Asset-Backed Pass-Through Certificates, Series 2005-R2

$583,946,000

(Approximate Offered Certificates)

Subject to Revision

Class	Approximate Size ($)	Type[1,2]	WAL (yrs) Call[3] / Mat[4]	Principal Payment Window Call[3] / Mat[4]	Pmt Delay (days)	Interest Accrual Basis	Stated Final Maturity	Expected Ratings S&P/Moody's/Fitch/DBRS	Initial Credit Enhancement (%)
Offered Certificates									
1B	64,523,000	FLT/SR MEZ	2.51/2.73	1-85/1-198	0	Actual/360	Apr 2035	NR/Aaa/AAA/[AAA]	19.35
2B	64,511,000	FLT/SR MEZ	2.50/2.72	1-85/1-197	0	Actual/360	Apr 2035	NR/Aaa/AAA/[AAA]	19.35
3A	124,645,000	FLT/SR SEQ	1.00/1.00	1-21/1-21	0	Actual/360	Apr 2035	AAA/Aaa/AAA/[AAA]	19.35
3B	139,369,000	FLT/SR SEQ	3.00/3.00	21-78/21-78	0	Actual/360	Apr 2035	AAA/Aaa/AAA/[AAA]	19.35
3C	26,352,000	FLT/SR SEQ	7.04/9.48	78-85/78-199	0	Actual/360	Apr 2035	AAA/Aaa/AAA/[AAA]	19.35
3D	32,263,000	FLT/SR MEZ	2.51/2.73	1-85/1-199	0	Actual/360	Apr 2035	NR/Aaa/AAA/[AAA]	19.35
1	31,200,000	FLT/MEZ	4.93/5.47	43-85/43-163	0	Actual/360	Apr 2035	AA+/Aa1/AA+/[AA high]	16.75
2	49,800,000	FLT/MEZ	4.86/5.38	41-85/41-157	0	Actual/360	Apr 2035	AA/Aa2/AA/[AA]	12.60
3	16,800,000	FLT/MEZ	4.82/5.31	40-85/40-146	0	Actual/360	Apr 2035	AA-/Aa3/AA-/[AA (low)]	11.20
4	28,800,000	FLT/MEZ	4.79/5.26	39-85/39-141	0	Actual/360	Apr 2035	A+/A1/A+/[A (high)]	8.80
5	16,800,000	FLT/MEZ	4.77/5.20	39-85/39-132	0	Actual/360	Apr 2035	A/A2/A/[A]	7.40
6	12,000,000	FLT/MEZ	4.76/5.16	38-85/38-126	0	Actual/360	Apr 2035	A-/A3/A-/[A (low)]	6.40
7	19,200,000	FLT/MEZ	4.75/5.09	38-85/38-120	0	Actual/360	Apr 2035	BBB+/Baa1/BBB+/[BBB (high)]	4.80
8	9,000,000	FLT/MEZ	4.75/5.02	38-85/38-109	0	Actual/360	Apr 2035	BBB/Baa2/BBB/[BBB]	4.05
9	13,200,000	FLT/MEZ	4.73/4.90	37-85/37-103	0	Actual/360	Apr 2035	BBB-/Baa3/BBB-/[BBB (low)]	2.95
Non-Offered Certificates									
1A	258,089,000	FLT/SR PT	Not Offered		0	Actual/360	Apr 2035	AAA/Aaa/AAA/[AAA]	19.35
2A	258,048,000	FLT/SR PT	Not Offered		0	Actual/360	Apr 2035	AAA/Aaa/AAA/[AAA]	19.35
[illegible]	7,800,000	FLT/MEZ	Not Offered		0	Actual/360	Apr 2035	BB+/Ba1/BB+/[BB (high)]	2.30
[illegible]	12,000,000	FLT/MEZ	Not Offered		0	Actual/360	Apr 2035	BB/Ba2/BB/[BB]	1.30
E	15,600,047	N/A	Not Offered		N/A			N/R	N/A
P	100	N/A	Not Offered		N/A			N/R	N/A
R	N/A	N/A	Not Offered		N/A			N/R	N/A

(1) The interest rate on each of the Certificates is subject to the related Net WAC Rate Cap.
(2) The Adjustable Rate Certificates will accrue interest at a rate not greater than the related Maximum Cap Rate.
(3) To 10% Optional Termination at the pricing speed.
(4) To maturity at the pricing speed.

Pricing Speed ("PPC")

Fixed-Rate Mortgage Loans	2% CPR growing to 20% CPR over 10 months
Adjustable-Rate Mortgage Loans	100% PPC, which is 5% CPR in month 1, an additional 2% CPR for each month thereafter, building to 27% CPR in month 12 and remaining constant at 27% CPR until month 23, increasing to and remaining constant at 60% CPR from month 24 until month 27 and decreasing and remaining constant at 30% CPR from month 28 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.


AMERIQUEST
MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R2

TERM SHEET
$583,946,000 *(Approximate Offered Certificates)*

Asset-Backed Pass-Through Certificates Series 2005-R2

February 21, 2005

Ameriquest Mortgage Securities Inc.



AMERIQUEST®
MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc.
(Depositor)

Ameriquest Mortgage Company and Town and Country Credit Corporation
(Originators)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.



UBS Investment Bank

RBS Greenwich Capital

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the material.), was prepared solely by UBS Securities LLC (.UBS.), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressees legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction *and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.*